As filed with the Securities and Exchange Commission on April 12, 2012.

Registration No. 333-180215

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORTHEAST BANCORP

(Exact Name of Registrant As Specified in Its Charter)

Maine	6720	01-0425066
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard Wayne

President and Chief Executive Officer

Northeast Bancorp

500 Canal Street

Lewiston, Maine 04240

(207) 786-3245

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William P. Mayer, Esq. Paul W. Lee, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Michael K. Krebs, Esq. Nutter McClennen & Fish LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 439-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Voting common stock, par value $1.00 per share	—	—	$57,500,000(1)(2)(6)	$6589.50
Voting common stock, par value $1.00 per share	172,444(3)(6)	$12.12(4)	$2,090,021	$239.52
Non-voting common stock, par value $1.00 per share	—	—	— (5)(6)	— (7)
Total			$59,590,021	$6,829.02	(8)

(1)	Represents shares of voting common stock to be sold by the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.
(3)	Represents shares of voting common stock to be sold by the selling shareholder and 22,492 shares that the underwriter has the option to purchase from the registrant to cover over-allotments, if any.
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on March 15, 2012 as reported on the NASDAQ Global Market.
(5)	Represents shares of non-voting common stock that may be issued in lieu of voting common stock to certain investors who so elect or are obligated to hold shares of non-voting common stock in accordance with the registrant’s articles of incorporation.
(6)	This registration statement also relates to an indeterminate number of shares of Northeast Bancorp voting and non-voting common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.
(7)	Filing fee paid in connection with the registration of shares of voting common stock.
(8)	Previously paid

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 12, 2012

PRELIMINARY PROSPECTUS

Up to              Shares of Voting Common Stock

Up to 1,339,755 Shares of Non-Voting Common Stock

We are offering [    •    ] shares of common stock. The selling shareholder identified in this prospectus is offering an additional [    •    ] shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholder.

Our common stock consists of voting common stock, $1.00 par value per share, and non-voting common stock, $1.00 par value per share. The common stock offered pursuant to this prospectus may consist entirely of voting common stock, or may consist of voting common stock and non-voting common stock. You may elect or be obligated to hold shares of non-voting common stock under the terms of our articles of incorporation. See “Description of Capital Stock – Description of Common Stock – Restrictions on Ownership.” To the extent that we issue shares of non-voting common stock in the offering, the number of shares of voting common stock issued in the offering will be reduced by the same number.

Our voting common stock is currently listed on the NASDAQ Global Market under the symbol “NBN.” On [    •    ], 2012, the closing price of our voting common stock on the NASDAQ Global Market was $[    •    ] per share.

Investing in our voting common stock and/or non-voting common stock (collectively, the “common stock”) involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholder	$	$

The shares of common stock are being offered through the underwriter on a firm commitment basis. We have granted the underwriter a 30-day option to purchase up to [    •    ] additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock are not savings accounts, deposits or other obligations of our bank subsidiary or any of our non-banking subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriter expects to deliver the shares of common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about [    •    ], 2012, subject to customary closing conditions.

The date of this prospectus is [    •    ], 2012

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” such as statements relating to use of proceeds, including the redemption of Series A preferred stock, our financial condition, prospective results of operations, future performance or expectations, plans, objectives, prospects, loan loss allowance adequacy, simulation of changes in interest rates, capital spending, finance sources and revenue sources. These statements relate to expectations concerning matters that are not historical facts. Accordingly, statements that are based on management’s projections, estimates, assumptions, and judgments constitute forward-looking statements. These forward looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods, or by the use of forward-looking terminology such as “believe,” “expect,” “estimate,” “anticipate,” “continue,” “plan,” “approximately,” “intend,” “objective,” “goal,” “project,” or other similar terms or variations on those terms, or the future or conditional verbs such as “will,” “may,” “should,” “could,” and “would.”

Such forward-looking statements reflect our current views and expectations based largely on information currently available to our management, and on our current expectations, assumptions, plans, estimates, judgments, and projections about our business and our industry, and they involve inherent risks and uncertainties. Although we believe that these forward-looking statements are based on reasonable estimates and assumptions, they are not guarantees of future performance and are subject to known and unknown risks, uncertainties, contingencies, and other factors. Accordingly, we cannot give you any assurance that our expectations will in fact occur or that our estimates or assumptions will be correct. We caution you that actual results could differ materially from those expressed or implied by such forward-looking statements as a result of, among other factors, the factors referenced in this prospectus under the heading “Risk Factors”; changes in interest rates and real estate values; competitive pressures from other financial institutions; the effects of a continuing deterioration in general economic conditions on a national basis or in the local markets in which we operate, including changes which adversely affect borrowers’ ability to repay our loans; changes in loan defaults and charge-off rates; changes in the value of securities and other assets, adequacy of loan loss reserves, or deposit levels necessitating increased borrowing to fund loans and investments; increasing government regulation, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act”; changes in the rules of participation for the Troubled Asset Relief Program, or “TARP,” Capital Purchase Program promulgated by the U.S. Department of the Treasury, or the “U.S. Treasury,” under the Emergency Economic Stabilization Act of 2008, which may be changed unilaterally and restrictively by legislative or regulatory actions; establishment of a consumer financial protection bureau with broad authority to implement new consumer protection regulations; the risk that we may not be successful in the implementation of our business strategy; and changes in assumptions used in making such forward-looking statements. These forward-looking statements speak only as of the date of this prospectus, or if such statement is included in a document incorporated by reference into this prospectus, as of the date of such other document, and we do not undertake any obligation to update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

ii

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus and any free writing prospectus, you should rely on this prospectus and any free writing prospectus. We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. You should assume that the information contained in or incorporated by reference into this prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares of our common stock to cover over-allotments, if any.

As used in this prospectus, the terms “Northeast,” “we,” “our,” and “us” refer to Northeast Bancorp and its subsidiaries, unless the context indicates otherwise. The term “common stock” refers collectively to our voting common stock and non-voting common stock.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference into this prospectus, which are described under “Incorporation of Certain Information by Reference.”

Our Business

Northeast Bancorp is the holding company for Northeast Bank, a Maine-chartered bank organized in 1872 and headquartered in Lewiston, Maine. We are focused on gathering retail deposits through our Community Banking Division’s banking offices in Maine and through our online affinity deposit program, ableBanking; originating loans through our Community Banking Division; and purchasing performing commercial real estate loans at a discount through our Loan Acquisition and Servicing Group. We operate our Community Banking Division, with ten full-service branches, four investment centers and three loan production offices, from our headquarters in Lewiston, Maine. We operate ableBanking and the Loan Acquisition and Servicing Group from our offices in Boston, Massachusetts.

We are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and our common stock is listed on the NASDAQ Global Market under the symbol “NBN.”

As of December 31, 2011, we had 3,312,173 shares of voting common stock outstanding, and 195,351 shares of non-voting common stock outstanding. At that date, we had total assets of $594.5 million; total loans, including loans held for sale, of $355.2 million; total deposits of $401.0 million and total stockholders’ equity of $65.9 million.

Our Recent History

On December 29, 2010, we completed a merger with FHB Formation LLC, a Delaware limited liability company. As a result of the merger, we received a capital contribution of $16.2 million (in addition to the approximately $13.1 million in cash consideration paid to former shareholders), and the former members of FHB Formation LLC collectively acquired approximately 60% of our outstanding common stock.

The transaction also resulted in changes to our management. Richard Wayne became our President and Chief Executive Officer, Claire Bean became our Chief Financial Officer and Chief Operating Officer, and Heather Campion became our Chief Administrative Officer. Our former management team continues in our Community Banking Division: James Delamater, our former President and Chief Executive Officer, is President and Chief Executive Officer of our Community Banking Division; Marcel Blais, our former Chief Operating Officer, is Chief Operating Officer of our Community Banking Division; and Robert Johnson, our former Chief Financial Officer, is Treasurer of our Community Banking Division. Pender Lazenby remains as our Chief Risk Officer.

In connection with the transaction, as part of the regulatory approval process, we made certain commitments to the Board of Governors of the Federal Reserve System, or the “Federal Reserve,” and the Maine Bureau of Financial Institutions, the most significant of which are (i) to maintain a Tier 1 leverage ratio of at least 10%, (ii) to maintain a total risk-based capital ratio of at least 15%, (iii) to limit purchased loans to 40% of total loans, (iv) to fund 100% of our loans with core deposits (defined as non-maturity deposits and non-brokered insured time deposits), and (v) to hold commercial real estate loans (including owner-occupied commercial real estate) to within 300% of total risk-based capital.

We are currently in compliance with our commitments to the Federal Reserve and the Maine Bureau of Financial Institutions. At December 31, 2011, we had $388.1 million in core deposits gathered through our Community Banking Division, and $167.1 million in commercial real estate loans, with capacity to hold a total of $211.7 million in commercial real estate loans.

Our Business Strategy

Our goal is to prudently grow our franchise, while maintaining sound operations and risk management, by implementing the following strategies:

—    Measured growth of our purchased loan portfolio. Our Loan Acquisition and Servicing Group purchases performing commercial real estate loans, on a nationwide basis, at a discount from their outstanding principal balances, producing yields higher than those normally achieved on our originated loan portfolio. Since the inception of the Loan Acquisition and Servicing Group through December 31, 2011, we have purchased loans for an aggregate investment of $52.3 million. For the six-month period ended December 31, 2011, purchased loans produced a yield of 15.8%, including accelerated interest income associated with unscheduled loan payoffs during the period, compared to a yield of 6.1% for the same period on loans originated by the Community Banking Division.

Loans are purchased on a nationwide basis from a variety of sources, including banks, insurance companies, investment funds and government agencies, either directly or indirectly through a broker. Of the loans purchased by our Loan Acquisition and Servicing Group that were outstanding as of December 31, 2011, $47.9 million, or 93.1%, consisted of commercial real estate loans. The unpaid principal balance of purchased loans (on a relationship basis) ranged from $175 thousand to $6.2 million, with an average of $1.1 million, and were secured by retail, industrial, mixed use, multi-family and office properties in 15 states. We expect that loans purchased by our Loan Acquisition and Servicing Group will, subject to compliance with applicable regulatory commitments, represent an increasing percentage of our total loan portfolio in the future.

—    Focus on core deposits. We offer a full line of deposit products to customers in the Community Banking Division’s market area through our ten-branch network. Our retail banking team successfully completed a campaign generating over $25 million in new deposits from the date of the merger to the end of our 2011 fiscal year. In addition, we recently launched, in the Boston area, the pilot of our online affinity deposit program, ableBanking, a division of Northeast Bank. One of our strategic goals is for ableBanking to provide an additional channel for us to raise core deposits to fund the acquisition of loans by our Loan Acquisition and Servicing Group.

The ableBanking savings platform is designed to give customers the ability to generate payments to benefit non-profit organizations of their choice. When a new customer opens a savings or time deposit account with ableBanking, we will remit $25 to a non-profit organization of the customer’s choice. Thereafter we will remit, annually, 25 basis points of a customer’s average annual deposit balance to a non-profit organization of the customer’s choice. As part of the ableBanking pilot, we have formed partnerships with six non-profit organizations in the Boston area, which are featured on the ableBanking website at www.ablebanking.com, to highlight the needs in the Boston community and to show how $25 can make a difference. We estimate that the Boston-based pilot of ableBanking will continue for approximately six months, after which we will seek to expand our marketing outreach to other regions of the country.

—    Continuing our community banking tradition. Our Community Banking Division retains a high degree of local autonomy and operational flexibility to better serve its customers, and our former management team continues to play an important role in the Community Banking Division. The Community Banking Division’s focus on sales and service has allowed us to attract and retain core deposits, and the recent efforts of our residential mortgage origination team in the Community Banking Division increased overall mortgage originations to $151.5 million for the year ended June 30, 2011, from $107.6 million in the prior year.

Our Competitive Strengths

We believe that we distinguish ourselves from our competitors through the following competitive strengths:

—    Proven ability to execute loan purchasing strategies. The Loan Acquisition and Servicing Group includes a team of credit analysts, real estate analysts, servicing specialists and legal counsel with extensive experience in the loan acquisition business. Four of our Managing Directors of the Loan Acquisition and Servicing Group worked with our Chief Executive Officer, Richard Wayne, at Capital Crossing Bank, in Boston, Massachusetts, a national leader in the acquisition and management of commercial loans.

—    Strong position in bidding for performing commercial loans. Our Loan Acquisition and Servicing Group competes with regional banks, private equity funds operating nationwide and a limited number of community banks when bidding for performing commercial loans. Many private equity funds do not compete for small balance commercial loans and only pursue transactions where the investment amount would exceed $20 million or more. We believe that we have a competitive advantage in bidding against many banks that purchase commercial loans in the secondary market because we have a specialized group with experience in purchasing commercial real estate loans. In addition, most banks we compete against are community banks seeking to acquire loans in their market; these banks usually have specific criteria for their acquisition activities and do not pursue pools with collateral or geographic diversity. No member of the Loan Acquisition and Servicing Group is compensated directly based upon the number or dollar amount of loans that we purchase.

—    Innovative online affinity deposit gathering strategy. We believe that various ableBanking features, including the program’s association with non-profit organizations, will enable us to attract more customers and cost-effectively obtain additional core deposits, which in turn will support our growth, especially the growth of our purchased loan portfolio.

—    Experienced management team and committed board of directors. Our management and board of directors combine extensive experience in growing a community bank franchise on a profitable and sound basis. The management team has an established track record in the loan acquisition business. Our team has also successfully developed and implemented innovative client- and community-focused strategies that have delivered organic growth in the Community Banking Division. Our team has worked extensively with state and federal bank regulators and has developed an understanding and capability of managing a depository institution in challenging economic and business cycles.

Our Management Team

The members of our senior management team each have significant experience in the financial services sector.

—    Richard Wayne has been Chief Executive Officer of Northeast and a director of Northeast and Northeast Bank since December 29, 2010. Mr. Wayne is responsible for all of Northeast’s business divisions, including the Community Banking Division, ableBanking, and the Loan Acquisition and Servicing Group. Prior to joining Northeast, Mr. Wayne co-founded Capital Crossing Bank, in Boston, Massachusetts, where he served as its President and Co-Chief Executive Officer from 1991 until its sale in February 2007. Capital Crossing Bank was a national leader in the acquisition and management of commercial loans, purchasing over $2 billion of loans.

—    Claire Bean has been the Chief Financial Officer and Chief Operating Officer of Northeast since December 29, 2010. Ms. Bean has responsibility for Northeast’s finance, accounting, technology and operations. She has a 25-year record in financial services in the Greater Boston area, with experience focused in balance sheet management, strategic planning, financial management, commercial credit oversight, operations and information technology. Most recently, she served as Executive Vice President and Chief Financial Officer of

Benjamin Franklin Bancorp, where she managed the company’s initial public offering and simultaneous acquisition of Chart Bank in 2005. In the 1990s, Ms. Bean was Chief Operating Officer and Treasurer of Grove Bank in Chestnut Hill, Massachusetts, and subsequently co-founded and served as Chief Operating Officer of Lighthouse Bank, an Internet bank based in Waltham, Massachusetts.

—    Heather Campion has been the Chief Administrative Officer of Northeast since December 29, 2010. Ms. Campion is responsible for Northeast’s marketing, communications, community relations and human resources functions. Ms. Campion has an extensive background at leading institutions in both the public and private sectors. From 1998 until 2007, she was the Group Executive Vice President and Director of Corporate Affairs at Citizens Financial Group, Inc., one of the ten largest commercial bank holding companies in the United States, and was a member of the company’s Executive Management Committee. Between 1981 and 1998, Ms. Campion held numerous positions at Harvard University’s John F. Kennedy School of Government, including serving as the director of the John F. Kennedy Jr. Forum, associate director of the Institute of Politics, and director of the Kennedy School’s Public Liaison Office.

—    Pender Lazenby oversees Northeast’s risk management function, and serves as the chief information security officer. Mr. Lazenby has been with Northeast since 2005. He has over 35 years of commercial banking experience, having been a senior officer at FleetBoston, BankBoston, and Casco Northern Bank, specializing in corporate lending, risk management and finance.

In addition, the Managing Directors of the Loan Acquisition and Servicing Group each have significant experience in the loan purchasing and servicing business.

—    Patrick Dignan manages all underwriting and due diligence activities for the Loan Acquisition and Servicing Group. Mr. Dignan has over 17 years of experience in the loan purchasing and servicing business, including serving as a Senior Vice President and Director of Real Estate at Capital Crossing Bank.

—    David Ellingrud focuses on sourcing and underwriting loan acquisition and servicing opportunities in the Loan Acquisition and Servicing Group. Mr. Ellingrud has over ten years of experience in the loan purchasing and servicing business.

—    Christopher Hickey oversees all aspects of our commercial and managed loan portfolios nationwide. With over 22 years of experience in banking and asset management, including serving as a Senior Vice President and Director of Asset Management at Capital Crossing Bank, he has an extensive loan servicing background and experience in foreclosure, liquidation and bankruptcy proceedings.

—    James Krumsiek, Esq. has over ten years of experience in the loan purchasing and servicing business, and has practiced law in Massachusetts for over 20 years. Prior to joining Northeast Bank in 2011, Mr. Krumsiek was in private practice in Boston with the firm of Perry, Krumsiek and Jack, LLP, where his practice focused primarily on commercial transactions, including acquisitions, refinances, and restructuring of debt secured by real and/or personal property. Prior to joining Perry, Krumsiek and Jack, LLP, Mr. Krumsiek was in-house counsel to Capital Crossing Bank.

—    Blackwell Taylor evaluates loan purchasing opportunities and managing all aspects of the loan purchasing transaction process. Mr. Taylor has over 11 years of experience in the loan purchasing and servicing business, including serving as Senior Vice President and Director of Investment Strategy and Analytics at Capital Crossing Bank.

—    Justin Wahls focuses on sourcing and underwriting loan acquisition and servicing opportunities in the Loan Acquisition and Servicing Group. Mr. Wahls has over six years of experience in the loan purchasing and servicing business.

Our Community Banking Division management also has significant experience in the financial services sector.

—    James Delamater is the President and Chief Executive Officer of our Community Banking Division. He served as the President and Chief Executive Officer of Northeast and Northeast Bank from 1981 to December 2010. Long active in civic and community organizations, Mr. Delamater is a member of the loan committee for the Androscoggin Valley Council of Governments and is Chair of the Western Maine Economic Development Council.

—    Marcel Blais is responsible for the retail banking, loan administration and operational departments of our Community Banking Division. Mr. Blais joined Northeast Bank in 1997 and has over 34 years of banking experience, formerly with Casco Northern Bank and Bank of Boston.

Corporate Information

Our principal executive offices are located at 500 Canal Street, Lewiston, Maine, 04240, and our telephone number is (207) 786-3245. Our website address is www.northeastbank.com. The information on our website is not part of this prospectus, and no information provided on our website is incorporated by reference into this prospectus.

Risk Factors

An investment in our common stock involves certain risks. For more information on these risks, please carefully review all of the information under the heading “Risk Factors” beginning on page 12 of this prospectus. You should carefully review and consider all of this information before making an investment decision.

The Offering

Issuer	Northeast Bancorp

Offering price	$[ • ] per share

Common stock offered by us	[ • ] shares of common stock (1)

Common stock offered by the selling shareholder	[ • ] shares of common stock, which consists of [ • ] shares of voting common stock and [ • ] shares of non-voting common stock (2)

Upon the closing of this offering, all shares of non-voting common stock sold by the selling shareholder in this offering will automatically convert to voting common stock under the terms of our articles of incorporation, which provide for such conversion in the event that non-voting common stock is transferred in a widespread public distribution. See “Description of Capital Stock—Description of Common Stock—Transfer and Conversion of Non-Voting Common Stock.”

Until presented and surrendered for cancellation following any such conversion, each certificate representing shares of non-voting common stock that have been converted into voting common stock in accordance with the articles of incorporation is deemed to represent the number of shares of voting common stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder shall be entitled to receive, at no cost to the holder, a certificate for the appropriate number of shares of voting common stock.

Non-voting common stock

The common stock offered pursuant to this prospectus may consist entirely of voting common stock, or may consist of voting common stock and non-voting common stock. Investors may elect or be obligated to hold shares of non-voting common stock under the terms of our articles of incorporation, as described in more detail below and in “Description of Capital Stock—Description of Common Stock—Restrictions on Ownership.” To the extent that we issue shares of non-voting common stock in the offering, the number of shares of voting common stock issued in the offering will be reduced by the same number.

Our articles of incorporation include certain provisions under which shares of voting common stock may automatically convert to shares of non-voting common stock.

For investors that are registered bank holding companies, shares of voting common stock held by such investor (together with the shares of voting common stock held by any party whose shares of voting common stock must be aggregated for purposes of the Bank Holding Company Act of 1956, as amended, or the “BHCA”) that represent in excess of 4.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

Investors that are not bank holding companies may elect, with the consent of Northeast’s board of directors, that shares of voting common stock held or deemed to be beneficially owned by such investor that represent in excess of 4.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

Investors that are not bank holding companies also may elect that shares of voting common stock held by such holder (together with the shares of voting common stock held by any party whose shares of voting common stock must be aggregated for purposes of the BHCA or the Change in Bank Control Act) that represent in excess of 9.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

Until presented and surrendered for cancellation following such conversion, each certificate representing shares of voting common stock that have been converted into non-voting common stock in accordance with the articles of incorporation is deemed to represent the number of shares of non-voting common stock into which such shares have been converted, and upon presentation and surrender of such certificate, the holder shall be entitled to receive, at no cost to the holder, a new certificate for the appropriate number of shares of non-voting common stock.

Common stock outstanding after the offering	[ • ] shares of common stock (3)

Net proceeds	We estimate the net proceeds from this offering to us, after deducting the underwriting discount and our estimated expenses, will be approximately $48.3 million, or approximately $55.9 million if the underwriter exercises its over-allotment option in full.

Use of proceeds	We intend to use the net proceeds of the offering to contribute to the capital of Northeast Bank for general corporate purposes, including leveraging Northeast Bank’s balance sheet to allow for loan purchases, organic loan growth and investment in securities. A portion of the net proceeds may be used for our general corporate purposes, including the redemption of some or all of the 4,227 shares of Series A preferred stock issued to the U.S. Treasury in connection with our participation in the TARP Capital Purchase Program and the pursuit of strategic opportunities that may be presented to us. The Series A preferred stock has a redemption price of $1,000 per share, plus accrued but unpaid dividends. We do not currently have any agreements or commitments with respect to any acquisitions. Initially, we intend to invest the net proceeds in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt securities. While it is our plan to repurchase the Series A preferred stock as soon as practicable, in order to repurchase such securities, in whole or in part, we must establish to our regulators’ satisfaction that we have met all of the conditions to repurchase and must obtain the approval of the Federal Reserve, which we have not yet sought. If we do redeem all of the Series A preferred stock, we may also negotiate a repurchase of the TARP warrant. We will not receive any proceeds from shares sold by the selling shareholder. See “Use of Proceeds.”

Trading market	Our voting common stock is listed on the NASDAQ Global Market under the symbol “NBN.” See “Market for Voting Common Stock and Dividend Information.”

Dividends	We currently pay a $0.09 per share quarterly dividend on our shares of common stock, and we currently intend to continue to pay a quarterly dividend after the offering, subject to our capital requirements, financial condition, results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. In addition, because of our participation in the TARP Capital Purchase Program, our ability to declare or pay dividends on shares of common stock is limited to $0.09 per share per quarter and we may be unable to declare or pay dividends in certain circumstances. See “Market for Voting Common Stock and Dividend Information.”

(1)	The number of shares of common stock offered assumes that the underwriter’s allotment option is not exercised. If the over-allotment option is exercised in full, we would issue [ • ] additional shares of common stock in the offering.

(2)	The selling shareholder possesses registration rights with respect to the shares of Northeast common stock that it holds under the terms of a schedule to the merger agreement entered into by Northeast and FHB Formation LLC on March 30, 2010.

(3)	Assuming that no shareholder will elect or be obligated to hold shares of non-voting common in lieu of voting common stock offered pursuant to this prospectus, there will be [ • ] shares of voting common stock and [ • ] shares of non-voting common stock outstanding after this offering. The total number of shares of common stock outstanding after this offering excludes: (i) [ • ] shares issuable pursuant to the exercise of the underwriter’s over-allotment option; (ii) 756,049 shares issuable upon exercise of outstanding stock options as of December 31, 2011, with a weighted average exercise price of $14.06; (iii) 40,979 shares authorized for issuance for potential future equity awards under our equity compensation plans; and (iv) 67,958 shares issuable upon the exercise of the warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase Program at an exercise price of $9.33 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information (i) as of December 31, 2011 and 2010, (ii) for the six months ended December 31, 2011 and (iii) for the three days ended December 31, 2010, and (a) as of June 30, 2011, 2010, 2009, 2008 and 2007, (b) for the 184 days ended June 30, 2011, (c) for the 181 days ended December 28, 2010, and (d) for the years ended June 30, 2010, 2009, 2008 and 2007, derived from our audited consolidated financial statements. The unaudited financial information has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods.

On December 29, 2010, FHB Formation LLC merged with and into Northeast, with Northeast as the surviving company. We have applied the acquisition method of accounting, as described in Accounting Standards Codification 805, “Business Combinations,” to this transaction, which represents an acquisition by FHB Formation LLC of Northeast, with Northeast as the surviving company. As a result of application of the acquisition method of accounting to Northeast’s balance sheet, Northeast’s financial statements from the periods prior to the transaction date are not directly comparable to the financial statements for periods subsequent to the transaction date. To make this distinction, we have labeled balances and results of operations prior to the transaction date as “Predecessor Company” and balances and results of operations for periods subsequent to the transaction date as “Successor Company.” The lack of comparability arises from the assets and liabilities having new accounting bases as a result of recording them at their fair values as of the transaction date rather than at historical cost basis. To denote this lack of comparability, a heavy black line has been placed between the Successor Company and Predecessor Company columns in our Consolidated Financial Statements and in Selected Consolidated Financial Information presented herein.

The results of operations for the six months ended December 31, 2011 are not necessarily indicative of the results of operations to be expected for the full year or any future period. You should read this information in conjunction with our Consolidated Financial Statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, as amended, and in our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2011 and December 31, 2011, which are incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference.”

	Successor Company (1)			Predecessor Company (2)
	Six Months Ended Dec. 31, 2011	184 Days Ended June 30, 2011	Three Days Ended Dec. 31, 2010	181 Days Ended Dec. 28, 2010	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008	Twelve Months Ended June 30, 2007

	(Dollars in thousands, except per share data)

Selected operations data:
Interest and dividend income	$12,307	$13,304	$242	$14,378	$31,262	$33,766	$35,398	$35,682
Interest expense	3,113	3,207	93	5,877	13,314	16,718	20,789	20,032

Net interest income	9,194	10,097	149	8,501	17,948	17,048	14,609	15,650
Provision for loan losses	534	707	0	912	1,864	2,100	836	989
Noninterest income(4)	4,090	18,982	15,020	4,214	5,701	4,640	5,127	5,536
Net securities gains (losses)	380	1,200	0	17	(18)	268	293	42
Noninterest expense(5)	13,530	17,148	3,342	9,455	19,473	18,598	17,105	17,113

(Loss) income before income taxes	(400)	12,424	11,827	2,365	2,294	1,258	2,088	3,126
Income tax (benefit) expense	(224)	(83)	(14)	698	782	130	398	810

Net (loss) income from continuing operations	(176)	12,507	11,841	1,667	1,512	1,128	1,690	2,316
Net income (loss) from discontinued operations	1,123	45	(6)	129	207	(169)	241	(429)

Net income	$947	$12,552	$11,835	$1,796	$1,719	$959	$1,931	$1,887

Net income available to common stockholders	$751	$12,355	$11,835	$1,677	$1,476	$825	$1,931	$1,887

Consolidated per share data:
Earnings:
Basic:
Continuing operations	$(0.11)	$3.51	$3.38	$0.66	$0.55	$0.43	$0.72	$0.94
Discontinued operations	0.32	0.01	0.00	0.06	0.09	(0.07)	0.10	(0.17)

Net income	$0.21	$3.52	$3.38	$0.72	$0.64	0.36	$0.82	$0.77

	Successor Company (1)			Predecessor Company (2)
	Six Months Ended Dec. 31, 2011	184 Days Ended June 30, 2011	Three Days Ended Dec. 31, 2010	181 Days Ended Dec. 28, 2010	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008	Twelve Months Ended June 30, 2007

	(Dollars in thousands, except per share data)

Diluted:
Continuing operations	$(0.11)	$3.46	$3.29	$0.66	$0.54	$0.43	$0.72	$0.94
Discontinued operations	0.32	0.01	0.00	0.05	0.09	(0.07)	0.10	(0.18)

Net income	$0.21	$3.47	$3.29	$0.71	$0.63	$0.36	$0.82	$0.76

Cash dividends	$0.18	$0.18	$0.00	$0.18	$0.36	$0.36	$0.36	$0.36
Book value	17.58	17.33	17.27	19.79	20.08	18.63	17.40	16.68
Tangible book value (3)	16.15	13.58	13.35	15.05	15.19	13.05	11.85	13.83

Selected balance sheet data:
Total assets	$594,555	$596,393	$644,820	$627,984	$622,607	$598,148	$598,274	$556,801
Loans receivable	347,059	309,913	361,233	367,284	382,309	393,651	409,194	425,571
Deposits	401,024	401,118	380,366	374,617	384,197	385,386	363,374	364,554
Borrowings	122,540	126,706	195,332	199,326	183,025	162,389	186,830	147,564
Total stockholders’ equity	65,900	64,954	64,975	50,366	50,906	47,317	40,273	40,850

Other ratios:
Return on average assets	0.32%	4.09%	N/A	0.57%	0.28%	0.16%	0.33%	0.34%
Return on average equity	2.86%	38.23%	N/A	7.03%	3.47%	2.14%	4.63%	4.59%
Average equity to average total assets	11.10%	10.69%	N/A	8.18%	8.10%	7.35%	7.23%	7.37%
Common dividend payout ratio	84.02%	5.11%	N/A	25.02%	56.64%	101.14%	44.10%	46.77%
Tier 1 leverage capital ratio	11.86%	10.35%	9.57%	N/A	8.40%	8.12%	7.31%	9.07%
Total risk-based capital ratio	19.28%	18.99%	15.62%	N/A	14.09%	13.23%	11.91%	13.97%

(1)	“Successor Company” means Northeast Bancorp and its subsidiary after the closing of the merger with FHB Formation LLC on December 29, 2010.
(2)	“Predecessor Company” means Northeast Bancorp and its subsidiary before the closing of the merger with FHB Formation LLC on December 29, 2010.
(3)	Tangible book value per share represents total stockholders’ equity less the sum of preferred stock and intangible assets dividend by common shares outstanding.
(4)	Includes primarily fees for deposits, investment brokerage and trust services to customers, and gains on the sale of loans. In the 184-day period ended June 30, 2011 and 3-day period ended December 31, 2010, the total further includes a bargain purchase gain of $15.4 million and $14.9 million, respectively.
(5)	Includes salaries, employee benefits, occupancy, equipment and other expenses. In the 184-day period ended June 30, 2011 and 3-day period ended December 31, 2010, the total further includes merger related expenses totaling $3.2 million and $3.1 million, respectively.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The trading price of our voting common stock could decline if one or more of these risks or uncertainties actually occurs, causing you to lose all or part of your investment. Certain statements below are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Associated With Our Business

We may not be successful in the implementation of our business strategy.

Following our merger with FHB Formation LLC in December 2010, we substantially revised our business strategy to include the building of a Loan Acquisition and Servicing Group to grow our loan portfolio and the introduction of an online affinity savings program, known as “ableBanking,” to grow our core deposits. Our ability to develop and offer new products and services depends, in part, on whether we can hire and retain enough suitably experienced and talented employees, identify suitable loans for purchase at attractive prices, identify enough suitable deposit customers, successfully build the systems and obtain the other resources necessary for creating the new product and service offerings. We may not be able to do so, or, doing so may be more expensive, or take longer, than we expect. Our experience with each of these initiatives is limited. Since the inception of the Loan Acquisition and Servicing Group through December 31, 2011, we have purchased loans with unpaid principal balances of $64.3 million for aggregate purchase price of $52.3 million, most of which was purchased during the quarter ended December 31, 2011. In addition, we recently launched the pilot of ableBanking in the Boston area.

We are subject to regulatory conditions that could constrain our ability to grow our loan acquisition business.

In conjunction with the regulatory approvals received for the merger with FHB Formation LLC, we committed to maintain a Tier 1 leverage ratio of at least 10%, fund 100% of our loans with core deposits, limit purchased loans to 40% of total loans and hold commercial real estate loans (including owner-occupied commercial real estate) to within 300% of total risk-based capital. Core deposits, for purposes of this commitment, are defined as non-brokered non-maturity deposits and non-brokered insured time deposits. At December 31, 2011, the ratio of our loans to core deposits was 91%. Our ability to grow our loan portfolio will be dependent on our ability to raise additional core deposit funding. To the extent our ability to gather core deposits is constrained by market forces or for any other reason, our ability to achieve loan growth would be similarly constrained.

We may not be able to grow our core deposits through ableBanking, or doing so may be more expensive or take longer than we expect.

We recently launched the pilot of our online affinity deposit program, ableBanking, in the Boston area. We believe that certain features of ableBanking, including the program’s association with non-profit organizations, will allow us to attract customers and provide an additional channel to obtain core deposits. However, our strategy with regard to ableBanking is untested and there can be no assurance that we will be able to grow core deposits through ableBanking at the rate we anticipate, or that in obtaining such deposits, we will not be forced to price products on less advantageous terms to retain or attract clients, which would adversely affect our profitability. One of the commitments that we made in connection with securing the regulatory approvals for our merger with FHB Formation LLC is that we must fund 100% of our loans with core deposits. To the extent that we are unable to grow our core deposits, our ability to achieve loan growth would be constrained.

We may not be able to attract and retain qualified key employees, which could adversely affect our business prospects, including our competitive position and results of operations.

Our success in implementing our business plan, especially our loan purchasing business, is dependent upon our ability to attract and retain highly skilled individuals. There is significant competition for those individuals with the experience and skills required to conduct many of our business activities. We may not be able to hire or retain the key personnel that we depend upon for success. Since our merger with FHB Formation LLC in December 2010, we have hired ten senior employees to work in our Loan Acquisition and Servicing Group. The unexpected loss of services of one or more of these or other key personnel could have a material adverse impact on our business because of their skills, knowledge of the markets in which we operate, years of industry experience and the difficulty of promptly finding qualified replacement personnel. In addition, we must comply with the executive compensation and corporate governance standards applicable to participants in the TARP Capital Purchase Program for as long as the U.S. Treasury holds any Series A preferred stock. The restrictions on our ability to compensate senior executives may limit our ability to recruit and retain senior executives.

If our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance, our financial condition and results of operations could be adversely affected.

We are exposed to the risk that our borrowers may default on their obligations. A borrower’s default on its obligations under one or more loans of Northeast Bank may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Northeast Bank may have to write off the loan in whole or in part. In such situations, Northeast Bank may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, and often the amount owed under the defaulted loan exceeds the value of the assets acquired.

We periodically make a determination of an allowance for loan losses based on available information, including, but not limited to, our historical loss experience, the quality of the loan portfolio, certain economic conditions, the value of the underlying collateral, expected cash flows from purchased loans, and the level of non-accruing and criticized loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of provision required for the allowance for loan losses. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions, previously incorrect assumptions, or an increase in defaulted loans, we determine that additional increases in the allowance for loan losses are necessary, we will incur additional expenses.

Determining the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time, there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We have in the past been, and in the future may be, required to increase our allowance for loan losses for any of several reasons. State and federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance for loan losses. In addition, if charge-offs in future periods exceed those estimated in our determination of our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and could have an adverse effect on our financial condition and results of operations.

A significant portion of loans held in our loan portfolio were originated by third parties, and such loans may not have been subject to the same level of due diligence that Northeast Bank would have conducted had it originated the loans.

At December 31, 2011, 15% of the loans held in our loan portfolio were originated by third parties, and therefore may not have been subject to the same level of due diligence that Northeast Bank would have conducted had it originated the loans. Although the Loan Acquisition and Servicing Group conducts a comprehensive review of all loans that it purchases, loans originated by third parties may lack current financial information and may have incomplete legal documentation and outdated appraisals. As a result, the Loan Acquisition and Servicing Group may not have information with respect to an acquired loan which, if known at the time of acquisition, would have caused it to reduce its bid price or not bid for the loan at all. This may adversely affect our yield on loans or cause us to increase our provision for loan losses.

Our experience with loans held in our loan portfolio that were originated by third parties is limited.

At December 31, 2011, the 15% of the loans held in our loan portfolio that were originated by third parties had been held by us for 66 days, calculated on a weighted average basis. Consequently, we have had only a relatively short period of time to evaluate the performance of those loans and the price at which we purchased them. Further experience with these loans may provide us with information that could cause us to increase our provision for loan losses.

Our loan portfolio includes commercial loans, which are generally riskier than other types of loans.

Our commercial real estate mortgage and commercial business loan portfolios currently comprise 54% of total loans. Commercial loans generally carry larger loan balances and involve a higher risk of nonpayment or late payment than residential mortgage loans. These loans, and purchased loans in particular, may lack standardized terms and may include a balloon payment feature. The ability of a borrower to make or refinance a balloon payment may be affected by a number of factors, including the financial condition of the borrower, prevailing economic conditions and prevailing interest rates. Repayment of these loans is generally more dependent on the economy and the successful operation of a business. Because of the risks associated with commercial loans, we may experience higher rates of default than if the portfolio were more heavily weighted toward residential mortgage loans. Higher rates of default could have an adverse effect on our financial condition and results of operations.

Environmental liability associated with our lending activities could result in losses.

In the course of business, we may acquire, through foreclosure, properties securing loans we have originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

We are subject to liquidity risk.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. Our liquidity is used principally to originate or purchase loans, to repay deposit liabilities and other liabilities when they come due, and to fund operating costs. Customer demand for non-maturity deposits can be difficult to predict. Changes in market interest rates, increased competition within our markets, and other factors may make deposit gathering more difficult. Disruptions in the capital markets or interest rate changes may make the terms of wholesale funding sources – which include Federal Home Loan Bank advances, the Federal Reserve’s Borrower-in-Custody program, securities sold under repurchase agreements, federal funds purchased and brokered certificates of deposit – less favorable and may make it difficult to sell securities when needed to provide additional liquidity. As a result, there is a risk that the cost of funding will increase or that we will not have sufficient funds to meet our obligations when they come due.

We are subject to security and operational risks relating to our use of technology.

Communication and information systems are critical to the conduct of our business because we use these systems to manage our customer relationships and process accounting and financial reporting information. Although we have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our security systems could prevent customers from using our website and our online banking services, both of which involve the transmission of confidential information. Although we rely on security and processing systems to provide the security and authentication necessary to securely transmit data, these precautions may not protect our systems from compromises or breaches of security. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in the loss of business, subject us to increased regulatory scrutiny or expose us to civil litigation and possible financial liability, including the costs of customer notification and remediation efforts. Any of these occurrences could have an adverse effect on our financial condition and results of operations.

Damage to our reputation could significantly harm our business, including our competitive position and business prospects.

Our ability to attract and retain customers and employees could be adversely affected if our reputation is damaged. Our actual or perceived failure to address various issues could give rise to reputational risk that could cause harm to us and our business prospects. These issues also include, but are not limited to, legal and regulatory requirements; properly maintaining customer and employee personal information; record keeping; money-laundering; sales and trading practices; ethical issues; appropriately addressing potential conflicts of interest; and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Failure to appropriately address any of these issues could also give rise to additional regulatory restrictions and legal risks, which could, among other consequences, increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses.

Internal controls may fail or be circumvented.

Effective controls over financial reporting are necessary to help ensure reliable financial reporting and prevent fraud. Management is responsible for maintaining an effective system of internal control and assessing system effectiveness. Our system of internal control is a process designed to provide reasonable, not absolute, assurance that system objectives are being met. Failure or circumvention of the system of internal control could have an adverse effect on our business, profitability, and financial condition, and could further result in regulatory actions and loss of investor confidence.

Our historical operating results may be of limited use to you in evaluating our historical performance and predicting our future results.

We applied the acquisition method of accounting, as described in Accounting Standards Codification 805, “Business Combinations,” to the merger of FHB Formation LLC with and into Northeast. As a result of application of the acquisition method of accounting to our balance sheet, our financial statements from the periods prior to December 29, 2010, the date that the merger was consummated, are not directly comparable to the financial statements for periods subsequent to December 29, 2010. The lack of comparability arises from the assets and liabilities having new accounting bases as a result of recording them at their fair values as of the transaction date rather than at historical cost basis. In connection with the application of the acquisition method of accounting for the merger, the allowance for loan losses was reduced to zero when the loan portfolio was marked to its then current fair value. In addition, the accretion of fair value adjustments to certain interest-bearing assets and liabilities increased our net income for periods subsequent to the merger. The lack of comparability means that the periods being reported in the fiscal year ended June 30, 2011 in the statements and tables are not the same periods as reported for the fiscal year ended June 30, 2010, and, as a result, our historical operating results before December 29, 2010 are of limited relevance in evaluating our historical financial performance subsequent to December 29, 2010 and predicting our future operating results.

Deterioration in the Maine economy could adversely affect our financial condition and results of operations.

Our Community Banking Division primarily serves individuals and businesses located in western and south-central Maine and southeastern New Hampshire. As a result, a significant portion of our earnings are closely tied to the economy of Maine. Deterioration in the Community Banking Division’s market in Maine could result in the following consequences:

—	loan delinquencies may increase;

—	problem assets and foreclosures may increase;

—	demand for our products and services may decline;

—	collateral for our loans may decline in value, in turn reducing a customer’s borrowing power and reducing the value of collateral securing a loan; and

—	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Our future growth, if any, may require us to raise additional capital in the future, but that capital may not be available when we need it.

As a bank, we are required by regulatory authorities to maintain adequate levels of capital to support our operations. In addition, in conjunction with the regulatory approvals received for the merger with FHB Formation LLC, we committed to maintain a Tier 1 leverage ratio of at least 10% and a total risk-based capital ratio of at least 15%. We may need to raise additional capital to support our operations or our growth, if any. Our ability to raise additional capital will depend, in part, on conditions in the capital markets and our financial performance at that time. Accordingly, we may be unable to raise additional capital, if and when needed, on acceptable terms, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, investors’ interests could be diluted. Our failure to meet any applicable regulatory guideline related to our lending activities or any capital requirement otherwise imposed upon us or to satisfy any other regulatory requirement could subject us to certain activity restrictions or to a variety of enforcement remedies available to the regulatory authorities, including limitations on our ability to pay dividends or pursue acquisitions, the issuance by regulatory authorities of a capital directive to increase capital and the termination of deposit insurance by the FDIC.

Risks Associated With The Industry

Difficult market conditions and economic trends in the real estate market have adversely affected our industry and our business.

We are particularly affected by downturns in the U.S. real estate market. Declines in the real estate market over the past several years, with decreasing property values and increasing delinquencies and foreclosures, may have a negative impact on the credit performance of commercial and construction, mortgage, and consumer loan portfolios resulting in significant write-downs of assets by many financial institutions as the values of real estate collateral supporting many loans have declined significantly. In addition, general downward economic trends and continued high levels of unemployment, among other factors, have led to erosion of customer confidence, a reduction in general business activity and increased market volatility. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected our business, financial condition, results of operations and stock price. A worsening of these economic conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the industry. Our ability to properly assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. Accordingly, if these market conditions and trends continue, we may experience increases in foreclosures, delinquencies, write-offs and customer bankruptcies, as well as more restricted access to funds.

Competition in the financial services industry is intense and could result in us losing business or experiencing reduced margins.

Our future growth and success will depend on our ability to continue to compete effectively in the Community Banking Division’s Maine market, in the markets in which the Loan Acquisition and Servicing Group invests and in the markets in which ableBanking will operate. We face aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. Securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. This may significantly change the competitive environment in which we conduct our business. Some of our competitors have significantly greater financial resources and/or face fewer regulatory constraints. As a result of these various sources of competition, we could lose business to competitors or could be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect its profitability.

Changes in interest rates could adversely affect our net interest income and profitability.

The majority of our assets and liabilities are monetary in nature. As a result, our earnings and growth are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, to events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of any changes in such policies or general economic conditions and their effect on us cannot be controlled and are extremely difficult to predict. Changes in interest rates can affect our net interest income as well as the value of our assets and liabilities. Net interest income is the difference between (i) interest income on interest-earning assets, such as loans and securities, and (ii) interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, and therefore reduce our net interest income. Further, declines in market interest rates may trigger loan prepayments, which in many cases are within our customers’ discretion, and which in turn may serve to reduce our net interest income if we are unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates.

We operate in a highly regulated industry, and laws and regulations, or changes in them, could limit or restrict our activities and could have an adverse impact in our operations.

We are subject to regulation and supervision by the Federal Reserve, and our banking subsidiary, Northeast Bank, is subject to regulation and supervision by the Federal Reserve, the Maine Bureau of Financial

Institutions and the FDIC, as the insurer of Northeast Bank’s deposits. The Federal Reserve, the FDIC and the Maine Bureau of Financial Institutions have broad enforcement authority to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, including but not limited to the power to issue cease and desist orders, assess civil money penalties and impose other civil and criminal penalties. The Federal Reserve possesses similar powers with respect to bank holding companies.

The Dodd-Frank Act comprehensively reformed the regulation of financial institutions, products and services. Because many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, it is difficult to forecast the impact that such rulemaking will have on us, our customers or the financial industry. Certain provisions of the Dodd-Frank Act that affect deposit insurance assessments, the payment of interest on demand deposits and interchange fees could increase the costs associated with Northeast Bank’s deposit-generating activities, as well as place limitations on the revenues that those deposits may generate. For example, while the Federal Reserve has issued rules pursuant to the Dodd-Frank Act governing debit card interchange fees that apply to institutions with greater than $10 billion in assets, market forces may effectively require all banks to adopt debit card interchange fee structures that comply with these rules.

Among other things, the Dodd-Frank Act established the Consumer Financial Protection Bureau, or the “CFPB,” as an independent bureau of the Federal Reserve. The CFPB has the authority to prescribe rules for all depository institutions governing the provision of consumer financial products and services, which may result in rules and regulations that reduce the profitability of such products and services or impose greater costs on us and our subsidiaries. Northeast Bank will continue to be examined by the Federal Reserve for compliance with such rules. The Dodd-Frank Act established new minimum mortgage underwriting standards for residential mortgages and the regulatory agencies have focused on the examination and supervision of mortgage lending and servicing activities. Over the past year there has been a heightened regulatory scrutiny of consumer fees, which may result in new disclosure requirements or regulations regarding the fees that Northeast Bank may charge for products and services.

Regulators may raise capital requirements above current levels in connection with the implementation of Basel III, the Dodd-Frank Act or otherwise, which may require us and our banking subsidiary to hold additional capital that could limit the manner in which we and Northeast Bank conduct our business and obtain financing. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III in the United States, or otherwise, could result in us and Northeast Bank having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. If the federal banking agencies implement a capital conservation buffer and/or a countercyclical capital buffer, as proposed in Basel III, a failure by us or Northeast Bank to satisfy any applicable buffer’s requirements would limit our ability to make distributions, including paying out dividends or buying back shares.

The FDIC’s restoration plan and the related increased assessment rate could adversely affect our financial condition and results of operations.

The FDIC insures deposits at FDIC-insured depository institutions, such as Northeast Bank, up to applicable limits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased deposit insurance assessment rates. If these increases are insufficient for the deposit insurance fund of the FDIC to meet its funding requirements, there may need to be further special assessments or increases in deposit insurance premiums. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect results of operations, including by reducing our profitability or limiting our ability to pursue certain business opportunities.

Changes in accounting standards can materially impact our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board or regulatory authorities change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

Risks Associated With the Offering and Our Common Stock

We will retain broad discretion in using the net proceeds from the offering, and might not apply the proceeds in ways that increase the value of your investment.

We intend to use the net proceeds of the offering to contribute to the capital of Northeast Bank for general corporate purposes, including leveraging Northeast Bank’s balance sheet to allow for loan purchases, organic loan growth and investment in securities. A portion of the net proceeds may be used for our general corporate purposes, including the redemption of some or all of the 4,227 shares of Series A preferred stock issued to the U.S. Treasury in connection with our participation in the TARP Capital Purchase Program and the pursuit of strategic opportunities that may be presented to us. However, we have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. We would need the approval of the Federal Reserve to redeem the Series A preferred stock, which we have not yet sought. We may also negotiate the repurchase of the TARP warrant. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make Northeast more profitable. In addition, it may take us some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations.

Recent market volatility has affected and may continue to affect the value of our common stock.

The performance of our common stock has been and may continue to be affected by many factors including volatility in the credit, mortgage and housing markets, and the markets with respect to financial institutions generally. Government action and changes in government regulations, such as the Dodd-Frank Act, may affect the value of our common stock. More general market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or interest rate changes could also cause the value of our common stock to decrease regardless of our operating results.

Future sales of substantial amounts of shares of our common stock in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, employees, and significant shareholders, or when there is a large number of shares of our common stock available for sale. Substantial blocks of our outstanding shares of common stock, which are currently subject to restrictions on transfer imposed by “lock-up” agreements, may be sold into the market when “lock-up” periods end. The number of shares of our common stock eligible for sale in the public market in the near future is set forth below.

Date Available for Sale into Public Market	Number of Shares of Common Stock
91 days after the date of this prospectus	[ • ] shares
181 days after the date of this prospectus	[ • ] shares

In addition, certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our common stock trading volume may not provide adequate liquidity for investors.

Our common stock is listed on the NASDAQ Global Market. The average daily trading volume for Northeast common stock is far less than the corresponding trading volume for larger financial institutions. Due to this relatively low trading volume, significant sales of Northeast common stock, or the expectation of these sales, may place significant downward pressure on the market price of Northeast common stock. No assurance can be given that a more active trading market in our common stock will develop in the foreseeable future or can be maintained.

There is a limited market for and restrictions on the transferability of our non-voting common stock

The non-voting common stock is not and will not be listed on any exchange. Additionally, the non-voting common stock can only be transferred in certain limited circumstances set forth in our articles of incorporation. Accordingly, purchasers of the non-voting common stock may be required to bear the economic consequences of holding such non-voting common stock for an indefinite period of time.

Our participation in the TARP Capital Purchase Program, which includes restrictions on our ability to pay dividends or repurchase outstanding common stock, may act to depress the market value of our common stock.

Because of our participation in the TARP Capital Purchase Program, our ability to declare or pay dividends on shares of common stock is limited to $0.09 per share per quarter. We are unable to declare or pay dividends on shares of common stock if in arrears on the payment of dividends on the Series A preferred stock. In addition, the U.S. Treasury’s approval is required for us to make any stock repurchase (other than purchases of Series A preferred stock or shares of common stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) unless all shares of the Series A preferred stock have been redeemed or transferred by the U.S. Treasury to unaffiliated third parties. In addition, outstanding shares of common stock may not be repurchased if we are in arrears on the payment of Series A preferred stock dividends. The restriction on our ability to pay dividends or repurchase shares of common stock may depress the market value of our common stock.

We may not be permitted to repurchase the U.S. Treasury’s investment in our Series A preferred stock if and when we request approval to do so.

While it is our plan to repurchase the Series A preferred stock as soon as practicable, in order to repurchase such securities, in whole or in part, we must establish to our regulators’ satisfaction that we have met all of the conditions to repurchase and must obtain the approval of the Federal Reserve and the U.S. Treasury. There can be no assurance that we will be able to repurchase the U.S. Treasury’s investment in our Series A preferred stock subject to conditions that we find acceptable, or at all. In addition to limiting our ability to return capital to our shareholders, the U.S. Treasury’s investment could limit our ability to retain key executives and other key employees, and limit our ability to develop business opportunities.

If we are unable to redeem the outstanding Series A preferred stock, the annual dividend rate will increase substantially.

If we are unable to redeem the outstanding Series A preferred stock prior to February 15, 2014, the annual dividend rate on the Series A preferred stock will increase to 9.0% from 5.0%, which could have an adverse effect on our financial condition and results of operations.

If we defer payments of interest on our outstanding junior subordinated debt securities or if certain defaults relating to those debt securities occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

As of December 31, 2011, we had outstanding $16 million aggregate principal amount of junior subordinated debt securities issued in connection with the sale of trust preferred securities by subsidiaries of ours that are statutory business trusts. We have also guaranteed those trust preferred securities. The indenture under which the junior subordinated debt securities were issued, together with the guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock (including the Series A preferred stock and our common stock) at any time when (i) there shall have occurred and be continuing an event of default under the indenture; (ii) we are in default with respect to payment of any obligations under the guarantee; or (iii) we have elected to defer payment of interest on the junior subordinated debt securities. In that regard, we are entitled, at our option but subject to certain conditions, to defer payments of interest on the junior subordinated debt securities from time to time for up to five years.

Events of default under the indenture generally consist of our failure to pay interest on the junior subordinated debt securities under certain circumstances, our failure to pay any principal of or premium on such junior subordinated debt securities when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us.

As a result of these provisions, if we were to elect to defer payments of interest on the junior subordinated debt securities, or if any of the other events described in clause (i) or (ii) of the first paragraph of this risk factor were to occur, we would be prohibited from declaring or paying any dividends on the Series A preferred stock and our common stock, from redeeming, repurchasing or otherwise acquiring any of the Series A preferred stock or our common stock, and from making any payments to holders of the Series A preferred stock or our common stock in the event of our liquidation, which would likely have a material adverse effect on the market value of our common stock.

We are dependent upon our subsidiaries for dividends, distributions and other payments.

We are a separate and distinct legal entity from Northeast Bank, and depend on dividends, distributions and other payments from Northeast Bank to fund dividend payments on our common stock and to fund all payments on our other obligations. We and Northeast Bank are subject to laws that authorize regulatory authorities to block or reduce the flow of funds from Northeast Bank to us. Regulatory action of that kind could impede access to the funds that Northeast needs in order to make payments on its obligations or dividend payments. In addition, if Northeast Bank’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to its common and preferred shareholders. Further, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of Northeast Bank’s creditors.

We may not be able to pay dividends and, if we pay dividends, we cannot guarantee the amount and frequency of such dividends.

In addition to the restrictions on the ability to declare or pay dividends imposed by the terms of the Series A preferred stock, the continued payment of dividends on shares of our common stock will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions, growth and other factors, including economic conditions, regulatory restrictions, and tax considerations. We cannot guarantee that we will pay dividends or, if we pay dividends, the amount and frequency of these dividends.

The offering will dilute the ownership percentage of our existing shareholders, and the ownership of our common stock may change significantly.

We intend to raise significant capital through the offering. Upon the successful completion of the offering, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offering in an amount proportional to their existing ownership. As a result, following the offering, a significant portion of our common stock may be held by individuals and institutions whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in the offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

We may issue additional shares of common or preferred stock in the future, which could dilute a shareholder’s ownership of common stock.

Our articles of incorporation authorize our board of directors, generally without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder’s ownership of our common stock. To the extent that we issue options or warrants to purchase common stock in the future and the options or warrants are exercised, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of Northeast common or preferred stock. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Accordingly, regulatory requirements and/or deterioration in our asset quality may require us to sell common stock to raise capital under circumstances and at prices that result in substantial dilution.

We may issue debt and equity securities that are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of its debt or preferred securities would receive a distribution of our available assets before distributions to the holders of Northeast common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a shareholder’s interest in Northeast.

Our common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity.

Anti-takeover provisions could negatively impact our shareholders.

Federal law imposes restrictions, including regulatory approval requirements, on persons seeking to acquire control over Northeast. Provisions of Maine law and provisions of our articles of incorporation and by-laws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. We have a classified board of directors, meaning that approximately one-third of our directors are elected annually. Additionally, our articles of organization authorize our board of directors to issue preferred stock without shareholder approval and such preferred stock could be issued as a defensive measure in response to a takeover proposal. Other provisions that could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders include supermajority voting requirements to remove a director from office without cause; restrictions on shareholders calling a special meeting; a requirement that only directors may fill a board vacancy; and provisions regarding the timing and content of shareholder proposals and nominations. See “Description of Capital Stock— Anti-Takeover Effects of Our Organizational Documents.”

USE OF PROCEEDS

Assuming the sale of 3,918,495 shares at a public offering price of $12.76 (the closing price of the voting common stock on March 7, 2012), we estimate the net proceeds to us, after underwriting discounts and commissions and estimated expenses, will be approximately $48.3 million, or approximately $55.9 million if the underwriter exercises its over-allotment option in full.

We will not receive any proceeds from the sale of [    •    ] shares by the selling shareholder, which are estimated to be approximately $[    •    ] million, after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds of the offering to contribute to the capital of Northeast Bank for general corporate purposes, including, among others, leveraging Northeast Bank’s balance sheet to allow for loan purchases, organic loan growth and investment in securities. A portion of the net proceeds may be used by Northeast for general corporate purposes, which may include, among others, the redemption of some or all of the 4,227 shares of Series A preferred stock issued to the U.S. Treasury in connection with our participation in the TARP Capital Purchase Program and the pursuit of strategic opportunities that may be presented to us. The Series A preferred stock has a redemption price of $1,000 per share, plus accrued but unpaid dividends. We do not currently have any agreements or commitments with respect to any acquisitions. Initially, we intend to invest the net proceeds in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt securities. While it is our plan to repurchase the Series A preferred stock as soon as practicable, in order to repurchase such securities, in whole or in part, we must establish to our regulators’ satisfaction that we have met all of the conditions to repurchase and must obtain the approval of the Federal Reserve, which we have not yet sought. If we do decide to redeem all of the our Series A preferred stock, we may also decide to negotiate the repurchase of the TARP warrant. We have not specifically allocated the amount of net proceeds that will be used for these purposes.

The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to, treasury bills, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2011, (i) on a historical basis; and (ii) on an as-adjusted basis as if the offering had been completed as of December 31, 2011, assuming:

—

the issuance and sale by us of 3,918,495 shares of common stock at a public offering price of $12.76 per share (which was the closing price per share of voting common stock on March 7, 2012), resulting in net proceeds from the offering of approximately $48.3 million after deducting underwriting commissions and estimated expenses;

—

the sale by the selling shareholder of all of its shares of common stock, including its 35,106 shares of non-voting common stock, which would automatically covert to 35,106 shares of voting common stock upon the closing of this offering.

—	no investor will elect or be obligated to hold shares of non-voting common stock offered hereby; and

—	the underwriter’s over-allotment option is not exercised.

The following unaudited information should be read in conjunction with our consolidated financial statements as of and for the three and six months ended December 31, 2011, and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011, which report is incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference.”

	As of December 31, 2011
	Actual	Pro forma
	(Dollars in thousands, except per share data)
Stockholders’ equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized; 4,227 shares issued and outstanding at December 31, 2011; liquidation preference of $1,000 per share	$4	$4
Voting common stock, $1.00 par value, 13,500,000 shares authorized; 3,312,173 issued and outstanding at December 31, 2011	3,312	7,266
Non-voting common stock, $1.00 par value, 1,500,000 shares authorized 195,351 issued and outstanding at December 31, 2011	195	160
Warrants to purchase common stock	406	406
Additional paid-in capital	49,982	94,356
Unearned restricted stock	(145)	(145)
Retained earnings	11,846	11,846
Accumulated other comprehensive income	300	300

Total stockholders’ equity	$65,900	$114,193

Common shares outstanding:
Voting	3,312,173	7,265,774
Non-voting	195,351	160,245

Total common shares outstanding	3,507,524	7,426,019

Book value per common share	$17.58	$14.81
Tangible book value per common share (1)	$16.15	$14.13

Total stockholders’ equity as a percentage of total assets	11.08%	17.76%
Tier 1 leverage capital ratio (2)	11.86%	18.54%
Total risk-based capital ratio (2)	19.28%	31.65%

(1)	Tangible book value per share represents total stockholders’ equity less the sum of preferred stock and intangible assets divided by common shares outstanding.
(2)	Assumes offering proceeds are invested in cash equivalents drawing 20% risk weighting for regulatory capital purposes.

BUSINESS

Overview

Northeast Bancorp is the holding company for Northeast Bank, a Maine-chartered bank organized in 1872 and headquartered in Lewiston, Maine. We are focused on gathering retail deposits through our Community Banking Division’s banking offices in Maine and through our online affinity deposit program, ableBanking; originating loans through our Community Banking Division; and purchasing performing commercial real estate loans at a discount through our Loan Acquisition and Servicing Group. We operate our Community Banking Division, with ten full-service branches, four investment centers and three loan production offices, from our headquarters in Lewiston, Maine. We operate ableBanking and the Loan Acquisition and Servicing Group from our offices in Boston, Massachusetts.

At December 31, 2011, we had total assets of $594.6 million; total loans, including loans held for sale, of $355.2 million; total deposits of $401.0 million and total stockholders’ equity of $65.9 million. Our deposits consist primarily of demand, NOW, money market and savings accounts and certificates of deposit with balances of less than $250 thousand. Our originated loans are primarily secured residential and commercial real estate loans, consumer loans, commercial business loans and, to a much lesser extent, construction loans. Our purchased loans are primarily performing commercial real estate loans.

Our Recent History

On December 29, 2010, we completed a merger with FHB Formation LLC, a Delaware limited liability company. As a result of the merger, the surviving company received a capital contribution of $16.2 million (in addition to the approximately $13.1 million in cash consideration paid to former shareholders), and the former members of FHB Formation LLC collectively acquired approximately 60% of our outstanding common stock.

The transaction also resulted in changes to our management. Richard Wayne became our President and Chief Executive Officer, Claire Bean became our Chief Financial Officer and Chief Operating Officer, and Heather Campion became our Chief Administrative Officer. Our former management team continues in our Community Banking Division: James Delamater, our former President and Chief Executive Officer, is President and Chief Executive Officer of our Community Banking Division; Marcel Blais, our former Chief Operating Officer, is Chief Operating Officer of our Community Banking Division; and Robert Johnson, our former Chief Financial Officer, is Treasurer of our Community Banking Division. Pender Lazenby remains as our Chief Risk Officer.

In connection with the transaction, as part of the regulatory approval process, we made certain commitments to the Federal Reserve and the Maine Bureau of Financial Institutions, the most significant of which are (i) to maintain a Tier 1 leverage ratio of at least 10%, (ii) to maintain a total risk-based capital ratio of at least 15%, (iii) to limit purchased loans to 40% of total loans, (iv) to fund 100% of our loans with core deposits (defined as non-maturity deposits and non-brokered insured time deposits), and (v) to hold commercial real estate loans (including owner-occupied commercial real estate) to within 300% of total risk-based capital. We are currently in compliance with our commitments to the Federal Reserve and the Maine Bureau of Financial Institutions. At December 31, 2011, we had $388.1 million in core deposits gathered through our Community Banking Division, and $167.1 million in commercial real estate loans with capacity to hold a total of $211.7 million in commercial real estate loans. One of our strategic goals is for ableBanking to provide an additional channel for us to raise core deposits to fund the acquisition of loans by our Loan Acquisition and Servicing Group. ableBanking is currently beginning its pilot phase.

Lending and Investment Activities

General. We conduct our loan-related activities through two primary channels: our Community Banking Division and our Loan Acquisition and Servicing Group. Our Community Banking Division originates loans directly to consumers and businesses located primarily in its market area in Maine and New Hampshire. Our Loan Acquisition and Servicing Group purchases primarily performing commercial real estate loans, on a nationwide basis, at a discount from their outstanding principal balances, producing yields higher than those normally achieved on the Company’s originated loan portfolio. At December 31, 2011, of our total loan portfolio of $355.2 million, $303.7 million, or 85.5%, was originated in the Community Banking Division and $51.5 million, or 14.5%, was purchased by our Loan Acquisition and Servicing Group. We expect that loans purchased by our Loan Acquisition and Servicing Group will, subject to compliance with applicable regulatory commitments, represent an increasing percentage of our total loan portfolio in the future.

We individually underwrite the loans that we originate and all loans that we purchase. Our loan underwriting policies are reviewed and approved annually by our board of directors. Each loan, regardless of whether it is originated or purchased, must meet underwriting criteria set forth in our lending policies and the requirements of applicable lending regulations of our federal and state regulators. We typically retain servicing rights for all loans that we originate or purchase, except for residential loans that we originate and sell with servicing released on the secondary market.

Community Banking Division

Originated Loan Portfolio. Our originated loan portfolio consists primarily of loans to consumers and businesses in our Community Banking Division’s primary market area.

—

Residential Mortgage Loans. We originate single-family residential mortgage loans secured by owner-occupied property, and generally sell any such fixed rate loans into the secondary market. We also offer home equity loans and home equity lines of credit, which are secured by first and second mortgages on one- to four-family owner-occupied properties, and which are held on our balance sheet. At December 31, 2011, originated residential loans outstanding totaled $148.6 million, or 41.8% of total loans, of which $8.2 million, or 2.3% of total loans, were held for sale. Of the residential mortgages we held for investment at December 31, 2011, $20.9 million, or 14.9% were adjustable rate mortgages. Included in residential loans are home equity lines of credit and other second mortgage loans aggregating approximately $45.8 million.

—

Commercial Real Estate Loans. We originate multi-family and other commercial real estate loans secured by property located primarily in our Community Banking Division’s market area. At December 31, 2011, commercial real estate loans outstanding were $115.1 million, or 32.4% of total loans. Although the largest commercial real estate loan originated by our Community Banking Division had a principal balance of $3.7 million at December 31, 2011, the majority of the commercial real estate loans originated by our Community Banking Division had principal balances less than $500 thousand.

—

Commercial Business Loans. We originate commercial business loans, including term loans, lines of credit and equipment and receivables financing to businesses located primarily in our Community Banking Division’s market area. At December 31, 2011, commercial business loans outstanding were $19.2 million, or 5.4% of total loans. At December 31, 2011, there were 774 commercial business loans outstanding with an average principal balance of $26 thousand. The largest of these commercial business loans had a principal balance of $1.3 million at December 31, 2011.

—	Consumer Loans. We originate, on a direct basis, automobile, boat and recreational vehicle loans. At December 31, 2011, consumer loans outstanding were $19.6 million, or 5.6% of total loans.

—

Construction Loans. From time to time, we originate residential construction loans to finance the construction of single-family, owner-occupied homes. At December 31, 2011, construction loans outstanding were $1.3 million, or 0.4% of total loans.

Underwriting of Originated Loans. Residential loans originated for sale in the secondary market are underwritten in accordance with the standards of the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or other purchasing agency. Our underwriting and approval process for all other loans originated by our Community Banking Division is as follows:

—	Most of our originated loans are sourced through a relationship between a loan officer at the Community Banking Division and the borrower.

—

After a loan officer has taken basic information from the borrower and structured a loan product, a written proposal is submitted to two senior managers, one from the lending department and one from the credit department. Each provide feedback to the loan officer and, if appropriate, authorize the officer to proceed with underwriting.

—

The Community Banking Division’s credit department obtains comprehensive information from the borrower and third parties, and conducts a thorough verification and analysis of the borrower information, which is assembled into a single underwriting package that is submitted for final approval.

—

Loans of $500,000 or more (determined on a relationship basis) require approval from the Community Banking Division Credit Committee, which is comprised of senior managers of the Community Banking Division and other senior managers of Northeast Bank. Loans of less than $500,000 (determined on a relationship basis) require approval from two designated senior managers.

Competition. Our Community Banking Division competes with other savings banks, commercial banks, credit unions, insurance companies, brokerage and investment banking companies, finance companies, and other financial intermediaries operating in Maine and nationwide. Many of our Community Banking Division’s primary competitors are affiliated with large bank holding companies or other larger financial institutions, and have substantially greater resources, larger established customer bases, higher lending limits, extensive branch networks, numerous ATMs and greater advertising and marketing budgets. They may also offer services that we do not currently provide.

Loan Acquisition and Servicing Group

General. Our Loan Acquisition and Servicing Group purchases primarily performing commercial loans secured by income-producing collateral, and from time to time may also originate commercial loans. Although Northeast Bank’s legal lending limit was $15.3 million at December 31, 2011 (equal to 20% of Northeast Bank’s capital plus surplus), our credit policy currently requires prior Board approval for the purchase of a loan with an initial investment greater than $7 million, determined on a relationship basis. Since the merger, we have focused primarily on loans with balances between $1 million and $3 million. Loans are purchased on a nationwide basis from a variety of sources, including banks, insurance companies, investment funds and government agencies, either directly or indirectly through a broker. We seek to build a loan portfolio that is diverse with respect to geography, loan type and collateral type. Of the loans purchased by our Loan Acquisition and Servicing Group that were outstanding as of December 31, 2011, $47.9 million, or 93.1%, consisted of commercial real estate loans.

Since the inception of the Loan Acquisition and Servicing Group through December 31, 2011, we have purchased loans for an aggregate investment of $52.3 million. For the six-month period ended December 31, 2011, purchased loans produced a yield of 15.8%, including accelerated interest income associated with unscheduled loan payoffs during the period. This compares to a yield of 6.1% for the same period on loans originated by the Community Banking Division. The unpaid principal balance of purchased loans (on a relationship basis) ranged from $175 thousand to $6.2 million, with an average of $1.1 million, and were secured by retail, industrial, mixed use, multi-family and office properties in 15 states. Geographically, the most significant concentrations of collateral are located in California (17%), New York (16%) and Florida (15%).

The following table shows the composition of our purchased loans by the amount of our initial investment.

Investment Size	Investment (Dollars in Millions)	% of Total
$0 – $500,000	$8.7	17%
$500,000 – $1,000,000	$12.4	24%
$1,000,000 – $2,000,000	$13.8	26%
$2,000,000 – $3,000,000	$8.7	17%
$3,000,000 – $4,000,000	$3.2	6%
Greater than $4,000,000	$5.6	11%

Total	$52.3	100%

The following tables show the composition of our initial investments in purchased loans by location and type of collateral.

Collateral Type	Investment (Dollars in Millions)	% of Total	State	Investment (Dollars in Millions)	% of Total

Retail	$16.20	31%	CA	$9.10	17%

Industrial	$10.60	20%	NY	$8.20	16%

Mixed Use	$10.10	19%	FL	$7.90	15%

Multifamily	$8.80	17%	DE	$5.60	11%

Office	$2.90	5%	PA	$3.60	7%

Self-Storage	$2.60	5%	IL	$3.50	7%

Other	$1.20	2%	All Other	$14.50	28%

Total	$52.30	100%	Total	$52.30	100%

The growth of our purchased loan portfolio is subject to our regulatory commitments, including our commitment to limit purchased loans to 40% of total loans, and to limit commercial real estate loans (including owner-occupied commercial real estate) to 300% of total risk-based capital. The following table shows our compliance with those requirements at December 31, 2011 and June 30, 2011.

Requirement	December 31, 2011	June 30, 2011	Regulatory Commitments
Commercial real estate loans to risk-based capital	236.88%	198.83%	300.00%
Purchased loans to total loans	14.83%	0.21%	40.00%

Loan Purchase Strategies. Our Loan Acquisition and Servicing Group’s loan purchasing strategy involves the acquisition of commercial loans, typically secured by real estate or other business assets located throughout the country. The Loan Acquisition and Servicing Group includes a team of credit analysts, real estate analysts, servicing specialists and legal counsel with extensive experience in the loan acquisition business. No member of the Loan Acquisition and Servicing Group is compensated directly based upon the number or dollar amount of loans that we purchase.

We acquire performing commercial loans primarily at a discount to their unpaid principal balances. While we acquire loans on a nationwide basis, we seek to avoid significant concentration in any geographic region or in any one collateral type. We do not seek acquisition opportunities where the primary collateral is land, construction, or residential property, although in a very limited number of cases, loans secured by such collateral may be included in a pool of otherwise desirable loans.

We focus on servicing released, whole loan or lead participation transactions so that we can control the management of our portfolio through our experienced asset management professionals. Purchased loans can be acquired as a single relationship or combined with other borrowers in a larger pool. We generally avoid small average balance transactions (i.e. less than $250 thousand) due to the relatively higher operational and opportunity costs of managing and underwriting these assets. Loans are bid to a minimal acceptable yield to maturity based on expected repayment terms and the underlying collateral value. Updated loan-to-value ratios and loan terms both influence the amount of discount in a loan. We often achieve actual results in excess of our minimal acceptable yield to maturity when a loan is prepaid.

Since the inception of the Loan Acquisition and Servicing Group through December 31, 2011, we have purchased loans with unpaid principal balances of $64.3 million for aggregate purchase price of $52.3 million, representing an average discount across the portfolio of 18.7%.

Investment as a % of Unpaid Principal Balance	Investment (Dollars in Millions)	% of Total
0% – 60%	$1.6	3%
60% – 70%	$3.5	7%
70% – 80%	$9.4	18%
80% – 90%	$22.2	42%
90% – 100%	$15.6	30%

Total	$52.3	100%

Secondary Market for Commercial Loans. Commercial whole loans are typically sold either directly by sellers or through loan sale advisors. Because a central database for commercial whole loans does not exist, we attempt to compile our own statistics by both polling major loan sale advisors to obtain their aggregate trading volume and tracking the deal flow that we see directly via a proprietary database. This data reflects only a portion of the total market, as commercial whole loans are sold in private direct sales or through other loan sale advisors not included in our surveys. For the years 2009 through 2011, the aggregate annual volume we have tracked has ranged from $9 billion to $20 billion. During this time, the ratio of performing loans has increased, because, we believe, sellers have worked through their most troubled, non-performing loans or are looking to minimize the discount they would receive in a secondary transaction. While the recent economic crisis had led to a high level of trading volume, we expect the market to remain active in times of economic prosperity, as sellers tend to have additional reserve capacity to sell their unwanted and troubled assets. Furthermore, we believe that the continued consolidation of the banking industry will create secondary market activity as acquirers often sell non-strategic borrowing relationships or assets that create excess loan concentrations.

Underwriting of Purchased Loans. We review many loan purchase opportunities and commence underwriting on a relatively small percentage of them. During calendar year 2011, we were presented with loan purchasing opportunities for thousands of loans representing billions of dollars in unpaid principal balance. Of those loans presented to us, we reviewed approximately 1,000 loans with $1.4 billion in unpaid principal balance. Of those 1,000 loans that we reviewed, we placed a bid on 93 loans, or 9.3% of reviewed loans, with $134.6 million in unpaid principal balance. Ultimately, we closed 16 transactions in which we purchased a total of 64 loans with $64.3 million in unpaid principal balance for an aggregate purchase price of $52.3 million, or 81.4% of the unpaid principal balance.

Each of our purchased loans is individually underwritten by a team of in-house, seasoned analysts before being considered for approval. Prior to commencing underwriting, each loan or portfolio of loans is analyzed for its performance characteristics, loan terms, collateral quality, and price expectations. We also consider whether the loan or portfolio of loans would make our total purchased loan portfolio more or less diverse with respect to geography, loan type and collateral type. Once an opportunity has been identified as fitting our investment parameters, the following underwriting is performed:

—

A loan analyst reviews and analyzes financial statements and third party research, including credit reports and other data with respect to the borrower, guarantors, corporate sponsors and any major tenants, in order to assess credit risk.

—	An in-house attorney makes a determination regarding the quality of loan documentation and enforceability of loan terms.

—

An in-house real estate specialist performs a detailed evaluation of all real estate collateral, including canvassing local market experts, conducting original market research for trends and sale and lease comparables, and creates a written valuation that is based on current data reflecting what we believe are recent trends.

—	An environmental assessment is performed on real estate collateral.

—

A property inspection is performed on all real estate collateral securing a loan, focusing on several characteristics, including, among other things, the physical quality of the property, current occupancy, general quality and occupancy within the neighborhood, market position and nearby property listings.

—

A detailed underwriting package containing the results of all this analysis and information is assembled and reviewed by a separate credit analyst on our team before being submitted for approval by the Loan Acquisition and Servicing Group Credit Committee.

Collateral Valuation. The estimated value of the real property collateralizing the loan is determined by the Loan Acquisition and Servicing Group’s in-house real estate group, which considers, among other factors, the type of property, its condition, location and its highest and best use in its marketplace. An inspection is conducted for the real property securing all loans bid upon, and for all loans in excess of $1 million, members of the Loan Acquisition and Servicing Group typically conduct a personal site inspection.

We generally view cash flow from operations as the primary source of repayment on purchased loans. The Loan Acquisition and Servicing Group analyzes the current and likely future cash flows generated by the collateral to repay the loan. Also considered are minimum debt service coverage ratios, consisting of the ratio of net operating income to total principal and interest payments. For example, our credit policy provides that the debt service coverage ratio for a purchased commercial real estate loan generally should not be less than 120 percent of the monthly principal and interest payments resulting from a re-amortization of Northeast Bank’s basis, at a market interest rate.

Loan Pricing. In determining the amount that we are willing to bid to acquire individual loans or loan pools, the Loan Acquisition and Servicing Group considers the following:

—	the collateral securing the loan;

—	the geographic location;

—	the financial resources of the borrower or guarantors, if any;

—	the recourse nature of the loan;

—	the age and performance of the loan;

—	the length of time during which the loan has performed in accordance with its repayment terms;

—	the yield expected to be earned; and

—	servicing restrictions, if any.

In addition to the factors listed above and despite the fact that purchased loans are typically performing loans, the Loan Acquisition and Servicing Group also estimates the amount that we may realize through collection efforts or foreclosure and sale of the collateral, net of expenses, and the length of time and costs required to complete the collection or foreclosure process in the event a loan becomes non-performing or is non-performing at the time of purchase.

Approvals. All loan purchases must be approved by the Loan Acquisition and Servicing Group Credit Committee. This committee is comprised of members of the executive management team and senior management from the Loan Acquisition and Servicing Group. The committee discusses all loans on an individual basis. Loan Acquisition and Servicing Group Credit Committee approval of a purchased loan with an initial investment greater of $500,000 must include the approval of our Chief Executive Officer, Chief Financial Officer or the Chief Executive Officer’s designee. Our credit policy currently requires prior Board approval for the purchase of a loan with an initial investment greater than $7 million, determined on a relationship basis.

Loan Servicing. We conduct all loan servicing with an in-house team of experienced asset managers who actively manage the loan portfolio. Asset managers initiate and maintain regular borrower contact, and ensure that the loan credit analysis is accurate. Collateral valuations, property inspections, and other collateral characteristics are updated periodically as a result of our ongoing in-house real estate analysis. All asset management activity and analysis is contained within a central database.

Competition for Purchased of Loans. Our Loan Acquisition and Servicing Group competes primarily with a limited number of community banks, regional banks and private equity funds operating nationwide. We believe that we have a competitive advantage in bidding against private equity funds on performing loans because those funds generally have higher funding costs and, therefore, higher expectations for return on investment than we do. Furthermore, many private equity funds do not compete for small balance commercial loans and only pursue transactions where the investment amount would exceed $20 million or more.

We believe that we have a competitive advantage in bidding against many banks that purchase commercial loans in the secondary market because we have a specialized group with experience in purchasing commercial real estate loans. Most banks we compete against are community banks looking to acquire loans in their market; these banks usually have specific criteria for their acquisition activities and do not pursue pools with collateral or geographic diversity. We believe that there are a limited number of banks pursuing a similar, nationwide commercial loan acquisition strategy.

Investment Activity

Our securities portfolio and short-term investments provide and maintain liquidity, assist in managing the interest rate sensitivity of our balance sheet, and serve as collateral for certain of our obligations. Individual investment decisions are made based on the credit quality of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our asset/liability management objectives.

Deposit Products, Services and Borrowings

Deposit Products

Community Banking Division. We offer a full line of deposit products to customers in the Community Banking Division’s market area through our ten-branch network. Our deposit products consist of demand deposit, NOW, money market, savings and certificate of deposit accounts. Our customers access their funds through ATMs, VISA® Debit Cards, Automated Clearing House funds (electronic transfers) and checks. We also offer telephone banking, Internet banking, Internet bill payment and remote deposit capture services. Interest rates on our deposits are based upon factors that include prevailing loan demand, deposit maturities, alternative costs of funds, interest rates offered by competing financial institutions and other financial service firms, and general economic conditions. At December 31, 2011, we had core deposits of $388.1 million, representing 96.8% of total deposits. We define core deposits as non-maturity deposits and non-brokered insured time deposits.

ableBanking. We recently launched, in the Boston area, the pilot of our online affinity deposit program, ableBanking, a division of Northeast Bank. The ableBanking savings platform is designed to give customers the ability to generate payments to benefit non-profit organizations of their choice that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code. When a new customer opens a savings or time deposit account with ableBanking, we will remit $25 to a non-profit organization of the customer’s choice. Thereafter we will remit, annually, 25 basis points of a customer’s average annual deposit balance to a non-profit organization of the customer’s choice. Customers will be able to manage their accounts’ charitable designations on the ableBanking website, which is expected to include social networking tools to facilitate customers’ ability to raise funds for non-profit causes. As part of the ableBanking pilot, we have formed partnerships with six non-profit organizations in the Boston area, which are featured on the ableBanking website at www.ablebanking.com, to highlight the needs in the Boston community and to show how $25 can make a difference. We estimate that the Boston-based pilot of ableBanking will continue for approximately six months, after which we will seek to expand our marketing outreach to other regions of the country. We believe that various ableBanking features, including the program’s association with non-profit organizations, will enable us to attract more customers and cost-effectively obtain additional core deposits, which in turn will support our growth, especially the growth of our purchased loan portfolio.

Borrowings

While we currently consider core deposits as our primary source of funding to support asset growth, advances from the Federal Home Loan Bank, or the “FHLB,” and other sources of wholesale funding remain an important part of our liquidity contingency planning. Northeast Bank may borrow up to 50.0% of its total assets from the FHLB, and borrowings are typically collateralized by mortgage loans and securities pledged to the FHLB. At December 31, 2011, we had $45.0 million available immediately and an additional $206.0 million, subject to the purchase of additional FHLB stock and the availability of additional collateral, for advances from the FHLB. Northeast Bank can also borrow from the Federal Reserve Bank of Boston, with any such borrowing collateralized by consumer loans pledged to the Federal Reserve. Based on loans and securities pledged at December 31, 2011, we had a total borrowing capacity from the Federal Reserve of approximately $580 thousand, none of which was outstanding.

For the foreseeable future we expect to rely less on borrowings than other banks of similar size, because of our regulatory commitment to fund 100% of our loans with core deposits, although the availability of FHLB and Federal Reserve Bank of Boston advances and other sources of wholesale funding remain an important part of our liquidity contingency planning.

Recent Technology and Operational Enhancements

We have made recent investments in technology and customer service to develop new infrastructure to support the Loan Acquisition and Servicing Group, ableBanking, and the Community Banking Division. In addition, we invested in new software, hardware, and staffing to support our growing Customer Contact Center in Lewiston, Maine, and to ensure that we will continue to deliver a high level of personal service to our customers as we grow. We expect that future investments in technology, customer service and operational support functions will generally be proportionate to our growth.

Employees

As of December 31, 2011, we employed 190 full-time and 12 part-time employees, including 15 full-time employees who work primarily for our Loan Acquisition and Servicing Group. Our employees are not represented by any collective bargaining unit. We believe that our relations with our employees are good.

MARKET FOR VOTING COMMON STOCK AND DIVIDEND INFORMATION

Our voting common stock is listed on the NASDAQ Global Market under the symbol “NBN.” The average daily trading volume for our voting common stock is far less than the corresponding trading volume for larger financial institutions. Information about our historical trading volume and share price may be found under the symbol “NBN” on certain financial websites. No assurance can be given that a more active trading market in our voting common stock will develop in the foreseeable future or can be maintained.

The following table shows the high and low sales prices of our voting common stock for the periods indicated. The share prices listed below are as reported on the NASDAQ Global Market. They reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. They also do not include private transactions not involving brokers or dealers.

Date		High		Low
Fiscal year ending June 30, 2012
Third Quarter (through March 7, 2012)	$	14.29	$	11.90
Second Quarter		14.74		11.18
First Quarter		14.00		8.16

Fiscal year ended June 30, 2011
Fourth Quarter	$	15.29	$	13.08
Third Quarter		17.80		14.30
Second Quarter		17.85		12.25
First Quarter		13.71		12.00

Fiscal year ended June 30, 2010
Fourth Quarter	$	15.14	$	12.00
Third Quarter		15.81		8.50
Second Quarter		9.80		8.40
First Quarter		10.23		7.66

Our non-voting common stock is not listed on any exchange.

The following table summarizes quarterly cash dividends declared per share of the voting and non-voting common stock for the periods indicated.

	Fiscal year ending June 30, 2012	Fiscal year ended June 30, 2011	Fiscal year ended June 30, 2010
Fourth Quarter	NA	$0.09	$0.09
Third Quarter	$0.09	0.09	0.09
Second Quarter	0.09	0.09	0.09
First Quarter	0.09	0.09	0.09

As of March 7, 2012, we had 425 shareholders of record.

Additional information on restrictions on payment of dividends by Northeast and the Bank, which is incorporated herein by reference, may be found in this prospectus under the headings “Description of Capital Stock—Description of Common Stock—Dividends.”

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial Ownership Information

The table below sets forth, as of March 7, 2012, the number of shares of our voting common stock that were owned beneficially by:

—	each person who is known by us to beneficially own more than 5% of our voting common stock;

—	each director;

—	each executive officer named in the summary compensation table; and

—

all of our directors and executive officers as a group. Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Northeast Bancorp, 500 Canal Street, Lewiston, Maine 04240.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number of Shares (1)	Percent of Class (1)(2)
Directors and Certain Executive Officers
Robert Glauber	23,156(3)	*
Matthew Botein	—	—
Cheryl Dorsey	—	—
Peter McClean	—	—
John Orestis	15,550	*
Adam Shapiro	—(4)	—
David Tanner	—	—
Judith Wallingford	7,500	*
Richard Wayne	107,681(5)	3.25%
Claire Bean	83,669(6)	2.52%
Heather Campion	47,775(7)	1.44%
James Delamater	62,915	1.90%

All directors and executive officers as a group (15 persons)	360,611(8)	10.76%

Selling Shareholder
R3 FHB Master, L.P. (9)	114,846	3.47%
55 East 52nd Street New York, NY 10022

Five Percent or More Beneficial Owners
Arlon Capital Partners II LP (10)	317,286	9.58%
277 Park Avenue New York, NY 10172
East Rock Capital, LLC (11)	287,150	8.67%
10 East 53rd Street, 31st Floor New York, NY 10022
Highfields Capital Management LP (12)	317,286	9.58%
John Hancock Tower 200 Clarendon Street, 59th Floor Boston, MA 02116
Albert H. Desnoyers (13)	199,041	6.01%
1626 Regatta Drive Amelia, FL 32034

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the “SEC,” and includes voting and investment power with respect to shares. Pursuant to the rules of the SEC, the number of shares of voting common stock deemed outstanding includes shares issuable pursuant to options and warrants held by the respective person or group that may be exercised within 60 days of March 7, 2012.

(2)	The total number of shares of voting common stock outstanding as of March 7, 2012 was 3,312,173.

(3)	Includes options to purchase 7,193 shares of common stock exercisable within 60 days of March 7, 2012.

(4)	See note 11 below.

(5)	Consists of 34,702 shares held by the Richard Wayne Irrevocable Trust u/a/d April 24, 1998 and 72,979 shares held by the Richard Wayne Revocable Trust.

(6)	Includes options to purchase 11,881 shares of common stock exercisable within 60 days of March 7, 2012.

(7)	Includes options to purchase 11,881 shares of common stock exercisable within 60 days of March 7, 2012.

(8)	Includes options to purchase 37,975 shares of common stock exercisable within 60 days of March 7, 2012.

(9)	BlackRock, Inc. is the ultimate parent holding company of BlackRock Investment Management, LLC, which is the Investment Manager to R3 FHB Master, L.P. On behalf of BlackRock Investment Management, LLC, Rick Rieder, as a Managing Director of BlackRock Investment Management, LLC, has voting and investment power over the referenced securities held by R3 FHB Master, L.P. Rick Rieder expressly disclaims beneficial ownership of all securities held by R3 FHB Master, L.P.

(10)	With respect to information relating to Arlon Capital Partners II LP, we have relied, in part, on information supplied on their Schedule 13D filing with the SEC, dated January 3, 2011, by Arlon Capital Partners II LP (“Arlon”), Arlon Capital Partners General Partner II LP (“ACP GP”), Arlon Capital Partners Management Company LLC (“ACP Management”), Continental Grain Company (“CGC”), and Paul J. Fribourg. ACP GP is Arlon’s sole general partner. ACP Management is ACP GP’s sole general partner. CGC is the sole member of Arlon Advisor LLC, which is the sole member of ACP Management. Mr. Fribourg is the Chairman, Chief Executive Officer and President of CGC and one of the co-trustees and in one case, a beneficiary of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in CGC. As a result, Mr. Fribourg may be deemed to have beneficial ownership with respect to all shares held by Arlon. Mr. Fribourg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11)	With respect to information relating to East Rock Capital, LLC, we have relied, in part, on information supplied on their Schedule 13D filing with the SEC, dated January 7, 2011, by East Rock Capital, LLC (“Capital”), EREF Special Situations, LLC (“Special Situations”), D Partners Management, LLC, Graham Duncan, Shapiro Partners Management, LLC and Adam Shapiro. Capital is the investment manager of East Rock Simco Endowment Fund, LP (“Simco Endowment”) and East Rock Endowment, LP (“Endowment”). Endowment is the Managing Member of Special Situations. Messrs. Duncan and Shapiro are managing principals and control persons of Capital, East Rock Capital GP, LLC (“Capital GP”) and East Rock Focus Management LLC (“Focus Management”), which is the investment manager of an account that holds 14,575 shares of our voting common stock. As a result, Messrs. Duncan and Shapiro may be deemed to share beneficial ownership of the shares held by Capital, Capital GP and Focus Management.

(12)	With respect to information relating to Highfields Capital Management LP, we have relied, in part, on information supplied on their Schedule 13G/A filing with the SEC, dated December 31, 2011, by Highfields Capital Management LP (“Highfields Capital Management”), Highfields GP LLC (“Highfields GP”), Highfields Associates LLC (“Highfields Associates”), Jonathon S. Jacobson, Highfields Capital I LP (“Highfields I”), Highfields Capital II LP (“Highfields II”) and Highfields Capital III L.P. (“Highfields III,” and together with Highfields I and Highfields II, the “Funds”). Highfields Capital Management is an investment manager to each of the Funds and Highfields GP is the General Partner of Highfields Capital Management. Highfields Associates is the General Partner of the Funds and Mr. Jacobson is the Managing Member of Highfields GP and Senior Managing Member of Highfields Associates. Each reporting person disclaims beneficial ownership of the shares of voting common stock beneficially owned by the other reporting persons.

(13)	The ownership information set forth herein is based in its entirety on material contained in a Schedule 13D, dated March 6, 1995, filed with the SEC by Mr. Desnoyers, as adjusted to reflect the payment of a 50% stock dividend in December 1997. The Schedule 13D was filed by the reporting person prior to the consummation of the merger of FHB Formation LLC with and into Northeast Bancorp. Upon the consummation of the merger, each share of Northeast’s common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive, at the election of the holder, (i) $13.93 in cash (the “cash consideration”); or (ii) one share of surviving company common stock (the “stock consideration”), subject to allocation and proration procedures which provided that, in the aggregate, 1,393,399 shares of Northeast common stock were converted into the stock consideration and the remaining shares of outstanding Northeast common stock were converted into the cash consideration. The beneficial ownership information reported does not reflect the beneficial ownership of the reporting person following the merger.

Selling Shareholder Information

The selling shareholder, R3 FHB Master, L.P., owns 114,846 shares of our voting common stock and 35,106 shares of our non-voting common stock. BlackRock, Inc. is the ultimate parent holding company of BlackRock Investment Management, LLC, the investment manager of R3 FHB Master, L.P. Our director Matthew Botein is a Managing Director of BlackRock, Inc.

In connection with the merger of FHB Formation LLC, or “FHB,” with and into Northeast, Northeast agreed to certain obligations to register shares of the voting and non-voting common stock issued to former members of FHB, including the selling shareholder, at the closing of the merger. These obligations are described in additional detail under “Description of Capital Stock—Registration Rights.” Pursuant to the terms of a schedule to the merger agreement entered into by us and FHB on March 30, 2010, if we register any of our common stock in an underwritten public offering, the holders of registrable shares, including the selling shareholder, have the right to include their shares in the registration statement, subject to certain exceptions and limitations. The selling shareholder has decided to exercise its right to include in this offering [    •    ] shares of voting common stock and [    •    ] shares of non-voting common stock. Upon the closing of this offering, all shares of non-voting common stock sold by the selling shareholder in this offering will automatically convert to voting common stock under the terms of our articles of incorporation, which provide for such conversion in the event that non-voting common stock is transferred in a widespread public distribution. See “Description of Capital Stock—Description of Common Stock—Transfer and Conversion of Non-Voting Common Stock.”

The selling shareholder purchased shares of Northeast common stock in the ordinary course of business, and at the time of the purchase of the common stock to be resold pursuant to this prospectus, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (i) 13,500,000 shares of voting common stock, $1.00 par value per share, (ii) 1,500,000 shares of non-voting common stock, par value $1.00 per share, and (iii) 1,000,000 shares of preferred stock, $1.00 par value per share, of which 4,227 are designated as shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

Description of Common Stock

The following is a description of the material terms and provisions of our common stock. It may not contain all the information that is important to you. Therefore, you should read our articles of incorporation and by-laws that have been filed with the SEC.

General. Under our articles of incorporation, we have authority, without further shareholder action, to issue up to 13,500,000 shares of voting common stock, $1.00 par value per share and 1,500,000 shares of non-voting common stock, par value $1.00 per share.

Shares of non-voting common stock have all of the same rights and preferences as shares of voting common stock, except that the shares of non-voting common stock do not have voting rights, subject to certain exceptions set forth below.

Our voting common stock is listed on the NASDAQ Global Market under the symbol “NBN.” Our non-voting common stock is not listed on any exchange.

Rank. Our Series A preferred stock is senior to our common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

Dividends. Subject to the preferential rights of any series of our preferred stock, holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends.

Pursuant to our participation in the TARP Capital Purchase Program, our ability to declare or pay dividends on shares of common stock is limited to $0.09 per share per quarter. We are unable to declare or pay dividends on shares of common stock if in arrears on the payment of dividends on the Series A preferred stock.

Voting Rights. Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of our voting common stock have the exclusive power to vote on all matters presented to our shareholders, including the election of directors. Holders of our voting common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors.

Holders of our non-voting common stock do not have voting rights, except as otherwise required by law, including, without limitation, Section 1004(1) of the Maine Business Corporation Act, pursuant to which the holders of our non-voting common stock may vote as a separate voting group on certain amendments to the articles of incorporation, including amendments that would (i) effect an exchange or reclassification of all or part of the shares of non-voting common stock, (ii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class of stock into shares of non-voting common stock, (iii) change the rights, preferences or limitations of all or part of the shares of non-voting common stock, (iv) change the shares of all or part of the non-voting common stock into a different number of shares of non-voting common stock, (v) create a new class of shares having rights or preferences with respect to distributions that are prior or superior to the shares of non-voting common stock, (vi) increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions that are prior or superior to the shares of non-voting common stock, (vii) limit or deny an existing preemptive right of all or part of the shares of non-voting common stock, or (viii) cancel or otherwise affect rights to distributions that have accumulated but have not yet been authorized on all or part of the shares of non-voting common stock; and Section 1104(6) of the Maine Business Corporation Act, pursuant to which the holders of our non-voting common stock may vote as a separate voting group on a proposed merger under certain circumstances.

Preemptive Rights. Holders of our common stock have no preemptive rights.

Liquidation/Dissolution Rights. Holders of our common stock are entitled, upon our liquidation, and after claims of creditors and the preferences of Series A preferred stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata Northeast’s net assets.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, or the “BHCA,” requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve prior to the acquisition of more than 5% of our voting common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve to acquire 10% or more of our voting common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over Northeast, may be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, Maine law requires the prior approval of the Superintendent of the Maine Bureau of Financial Institutions for (i) the acquisition of control of a Maine financial institution or any financial institution holding company that controls a Maine financial institution, (ii) the acquisition of more than 5% of the voting shares of a Maine financial institution or any financial institution holding company that controls a Maine financial institution by certain banking entities, or (iii) the acquisition by a Maine financial institution or a Maine financial institution holding company of more than 5% of the voting shares of a financial institution or a foreign bank.

In circumstances where a registered bank holding company holds, together with the voting common stock held by any parties whose shares of voting common stock must be aggregated for purposes of the BHCA, 5% or more of our outstanding voting common stock, the shares of voting common stock that represent in excess of 4.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

In circumstances where a holder of our voting common stock is not a bank holding company, such holder may elect, after having obtained the consent of the board of directors to make such election, that the shares of voting common stock held by such shareholder, together with the shares of voting common stock held by any other party whose shares of voting common stock are deemed to be beneficially owned by such holder by virtue of Section 13 of the Exchange Act, that represent in excess of 4.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

In circumstances where a holder of the voting common stock so elects, the shares of voting common stock held by such holder, together with the voting common stock held by any parties whose shares of voting common stock must be aggregated for purposes of the BHCA or the Change in Bank Control Act, which we refer to collectively as the “Control Regulations,” that represent in excess of 9.99% of the outstanding shares of our voting common stock will automatically convert into non-voting common stock.

Until presented and surrendered for cancellation following any such conversion, each certificate representing shares of voting common stock that have been converted into non-voting common stock in accordance with the articles of incorporation shall be deemed to represent the number of shares of non-voting common stock into which such shares have been converted, and upon presentation and surrender of such certificate, the holder shall be entitled to receive, at no cost to the holder, a new certificate for the appropriate number of shares of non-voting common stock. Upon a conversion pursuant to the articles of incorporation, each converted share of voting common stock shall be retired.

Transfer and Conversion of Non-Voting Common Stock. Shares of our non-voting common stock may be transferred solely where such transfer is (i) to an affiliate of the transferor of such non-voting common stock for purposes of the Control Regulations, (ii) in a widespread public distribution, (iii) to a transferee that holds or controls more than 50% of any class of our voting securities (not including such shares of non-voting common stock or shares of voting common stock or other voting securities that the transferor or any affiliate of the transferor is proposing to transfer to such transferee), or (iv) in one or more transactions in which no transferee (or group of transferees whose ownership of our securities must be aggregated for purposes of the Control Regulations) receives ownership or control of such securities for purposes of the Control Regulations representing 2% or more of any class of our voting securities.

Shares of non-voting common stock will automatically convert into shares of voting common stock upon a transfer of such shares of non-voting common stock in accordance with the provisions described above to a transferee that is not an affiliate of the transferor for purposes of the Control Regulations.

Until presented and surrendered for cancellation following any such conversion, each certificate representing shares of non-voting common stock that have been converted into voting common stock in accordance with the articles of incorporation shall be deemed to represent the number of shares of voting common stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder shall be entitled to receive, at no cost to the holder, a certificate for the appropriate number of shares of voting common stock. Upon a conversion pursuant to the articles of incorporation, each converted share of non-voting common stock shall be retired.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Description of Preferred Stock

The following is a description of the material terms and provisions of our preferred stock. It may not contain all the information that is important to you. Therefore, you should read our articles of incorporation, by-laws and certificate of designations creating the Series A preferred stock that have been filed with the SEC.

General. In connection with our participation in the TARP Capital Purchase Program, on December 12, 2008, we issued to the U.S. Treasury Series A preferred stock, which constitutes a series of our perpetual, cumulative, preferred stock, consisting of 4,227 shares, par value $1.00 per share, having a liquidation preference amount of $1,000 per share, for an aggregate purchase price of $4,227,000. The Series A preferred stock has no maturity date.

Rank. With respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, the Series A preferred stock ranks (i) on a parity with any classes or series of our stock which are not, by their terms, junior or senior to the Series A preferred stock, and (ii) senior to our common stock. The Series A preferred stock is the only authorized class or series of our preferred stock as of the date of this prospectus.

Dividends. Holders of the Series A preferred stock are entitled to receive cumulative cash dividends at the rate of 5% per annum through February 14, 2014, when and as authorized by the board of directors, out of funds legally available for the payment of dividends, and thereafter at a rate of 9% per annum. Such dividends shall be payable quarterly in arrears on the 15th day of each February, May, August and November. Dividends will be payable to holders of record as they appear in the stock records of Northeast at the close of business on the applicable record date, which shall be the 15th calendar day immediately preceding such dividend payment date or such other record date fixed by the board of directors or any duly authorized committee of the board of directors that is not more than 60 nor less than 10 days prior to such dividend payment date.

Dividends on the Series A preferred stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series A preferred stock shall bear interest at the applicable dividend rate, unless otherwise prohibited or limited by applicable law.

No dividends will be declared or paid or set apart for payment on any capital stock of Northeast ranking, as to dividends, on a parity with or junior to the Series A preferred stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid on the Series A preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full upon the Series A preferred stock and the shares of each other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock, all dividends declared on the Series A preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock shall be declared pro rata so that the amount of dividends declared per share of Series A preferred stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A preferred stock and such other series of preferred stock bear to each other.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series A preferred stock will be entitled to be paid out of the assets available for distribution to our shareholders in the amount of a liquidation preference of $1,000 per share, plus an amount equal to any accumulated and unpaid dividends, if any, thereon to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital stock ranking junior to the Series A preferred stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock will have no right or claim to any of the remaining assets of Northeast.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of our affairs, our legally available assets are insufficient to pay the amount of the liquidating distributions on the Series A preferred stock and the corresponding amounts payable on the shares of each other series of preferred stock ranking on a parity with the Series A preferred stock in the distribution of assets upon liquidation, then the holders of the Series A preferred stock and any other series of preferred stock ranking on a parity with the Series A preferred stock in the distribution of assets upon liquidation shall share ratably in any such distribution of assets in proportion to the full respective distributions to which they would otherwise be respectively entitled.

Conversion. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of Northeast.

Optional Redemption. The Series A preferred stock shall not be redeemable prior to February 15, 2012, except with the proceeds from certain qualified equity offerings which result in aggregate gross proceeds to us of not less than $1,056,750. On and after February 15, 2012, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the Series A preferred stock, in whole or in part at any time or from time to time, at a redemption price of $1,000 per share, plus accumulated and unpaid dividends, if any, thereon to, but excluding, the date fixed for redemption. Holders of Series A preferred stock to be redeemed shall surrender such Series A preferred stock at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Series A preferred stock has been given and if the funds necessary for such redemption have been set apart, then from and after the redemption date dividends will cease to accumulate on such Series A preferred stock, such stock shall no longer be deemed outstanding and all rights of the holders of such Series A preferred stock will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series A preferred stock are to be redeemed, the Series A preferred stock to be redeemed shall be selected either pro rata or in such other manner as the board of directors or a duly authorized committee thereof may determine to be fair and equitable.

Notice of redemption will be given to the respective holders of record of the Series A preferred stock to be redeemed at their respective addresses as they appear on the books of Northeast. Any notice properly mailed shall be presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder shall not affect the validity of the proceedings for the redemption.

The Series A preferred stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights. Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Series A preferred stock will have no voting rights.

On any matter on which the Series A preferred stock are entitled to vote (as expressly provided in the certificate of designation of the Series A preferred stock or as may be required by law), including any action by written consent, each share of Series A preferred stock shall be entitled to one vote.

Whenever, at any time or times, dividends payable on the shares of Series A preferred stock have not been paid for an aggregate of six quarterly periods or more, whether or not consecutive, the authorized number of directors of Northeast shall automatically be increased by two and the holders of the Series A preferred stock shall have the right, with holders of shares of any stock ranking on a parity with the Series A preferred stock, voting together as a class, to elect two directors to fill such newly created directorships at Northeast’s next annual meeting of shareholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full, at which time such right shall terminate.

So long as any Series A preferred stock remains outstanding, we will not, without the affirmative vote or consent of the holders of at least 66 2/3% of the shares of Series A preferred stock at the time outstanding (voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our affairs, (ii) amend, alter or repeal the provisions of the charter, so as to adversely affect the rights, preferences, privileges or voting powers of the Series A preferred stock; or (iii) enter into a binding share exchange or reclassification involving the Series A preferred stock, or of a merger or consolidation of Northeast with another corporation or other entity, unless in each case (x) the shares of Series A preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which Northeast is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions are to the holders of the Series A preferred stock.

Description of the TARP Warrant

Pursuant to a securities purchase agreement with the U.S. Treasury, dated as of December 12, 2008, we issued a warrant to the U.S. Treasury, which we refer to in this prospectus as the TARP warrant. The following summary of certain provisions of the warrant agreement and the TARP warrant does not purport to be complete and is qualified in its entirety by reference to the warrant agreement and the TARP warrant, including the definitions therein of certain terms.

General. The TARP warrant, when exercised, will entitle the holder to receive 67,958 shares of our common stock (each such share, a “TARP warrant share”) at an exercise price of $9.33 per share. The exercise price and the number of TARP warrant shares issuable on exercise of the TARP warrant are both subject to adjustment upon the occurrence of certain events. See “Adjustments” below.

Unless exercised, the TARP warrant will automatically expire at 5:00 p.m., New York City time, on December 12, 2018.

Exercise of the TARP Warrant. The TARP warrant may be exercised by surrendering to Northeast the warrant certificates evidencing such TARP warrant with the accompanying notice of exercise, properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made in the form of the TARP warrant shares that would otherwise be delivered to the warrantholder upon such exercise, based on the market price of the common stock on the trading day on which the TARP warrant is exercised and the notice of exercise is delivered to Northeast. Upon the consent of both Northeast and the warrantholder, payment of the exercise price may also be made by tendering in cash, by certified or cashier’s check payable to the order of Northeast, or by wire transfer of immediately available funds to an account designated by Northeast.

No fractional TARP warrant share will be issued upon exercise of the TARP warrant. If any fraction of a TARP warrant share would be issuable upon the exercise of the TARP warrant, we will, in lieu of issuing a fraction of a TARP warrant share, pay to the warrantholder at the time of exercise an amount in cash equal to the market price of the common stock on the last trading day preceding the date of exercise, less the prorated exercise price for such fractional share.

Northeast will pay for any expenses, including issue and transfer taxes, in respect of the issuance of shares of our common stock upon exercise of the TARP warrant.

Holders of the TARP warrant, as such, have no voting rights or other rights as a shareholder of Northeast prior to the date of exercise of the TARP warrant.

Adjustments. The number of TARP warrant shares purchasable upon the exercise of the TARP warrant and the exercise price are subject to adjustment upon the occurrence of certain events, including: (i) our declaration or payment of dividends, or a distribution on our common stock payable in shares of our common stock, (ii) subdivisions, combinations and reclassifications of our common stock, (iii) the issuance, prior to the earlier of the date on which the original holder of the TARP warrant no longer holds the TARP warrant and December 12, 2011, of shares of our common stock (or rights, warrants or other securities exercisable or convertible into or exchangeable for shares of common stock) for no consideration or for consideration that is less than 90% of the market price, (iv) the distribution to all holders of our common stock of our securities, evidences of indebtedness, assets, cash, rights or warrants (excluding cash dividends, dividends of our common stock, or certain other dividends or distributions), (v) certain repurchases of our common stock and (vi) a merger, consolidation, statutory share exchange or similar transaction that requires the approval of our shareholders.

As used in this section and in the warrant agreement, the term “market price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and ask prices as furnished by two members of the Financial Industry Regulatory Authority, Inc. we selected from time to time for that purpose. Market price shall be determined without reference to after hours or extended hours trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the market price per share of common stock shall be deemed to be (i) in the event that any portion of the TARP warrant is held by the original warrantholder, the fair market value per share of such security as determined in good faith by the original warrantholder or (ii) in all other circumstances, the fair market value per share of such security as determined in good faith by our board of directors in reliance on an opinion of a nationally recognized independent investment banking corporation retained by us for this purpose and certified in a resolution to the warrantholder.

No adjustment in the exercise price or the number of TARP warrant shares into which the TARP warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of common stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of common stock, or more.

In the event of certain reclassifications, mergers, consolidations, statutory share exchanges or similar transactions requiring approval of our shareholders, the right of the holder of the TARP warrant to receive TARP warrant shares shall be converted into the right to exercise the TARP warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable (at the time of such event) upon exercise of the TARP warrant immediately prior to such event would have been entitled to receive upon consummation of such event.

Whenever the exercise price or the number of shares of common stock into which the TARP warrant is exercisable shall be adjusted in accordance with the terms of the warrant, we will file at our principal office a statement showing in reasonable detail the facts requiring such adjustment and the exercise price that shall be in effect and the number of shares of common stock into which the TARP warrant shall be exercisable after such adjustment, and we shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of the TARP warrant at the address appearing in our records. In the event that we propose to take any action requiring adjustment of the exercise price or number of shares of common stock into which the TARP warrant is exercisable in accordance with the terms of the warrant, we will give notice to the holders of the TARP warrant, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice will also set forth the facts with respect thereto as is reasonably necessary to indicate the effect on the exercise price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of the TARP warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action.

Anti-Takeover Effects of Our Organizational Documents

Certain provisions of our articles of incorporation and by-laws and Maine and federal law may have an effect of making more difficult the acquisition of control over us by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect our shareholders by providing a measure of assurance that our shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, these provisions, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to our common stock. To the extent that these provisions actually discourage such a transaction, holders of our common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, these provisions make it more difficult to remove, and thereby may serve to entrench, our incumbent directors and officers, even if their removal would be regarded by some shareholders as desirable.

Authorized Shares. Our articles of incorporation authorize the issuance of 13,500,000 shares of voting common stock, 1,500,000 shares of non-voting common stock and 1,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares also may be used by our board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. Our board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Board of Directors. Except with respect to any directors who may be elected by any class or series of preferred stock, our board of directors is divided into three classes, each of which contains one-third of the members of the board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our articles of incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on our board, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Our articles of incorporation provide that shareholders may not cumulate their votes in the election of directors.

Our articles of incorporation provide that the number of directors will be fixed solely and exclusively by resolutions duly adopted from time to time by our board of directors. We currently have nine directors. Our articles of incorporation also provide that vacancies in the board may be filled by a majority vote of the directors then in office, though less than a quorum, and any director so chosen shall hold office until the next election of directors by shareholders. Our articles of incorporation further provide that any director may be removed from office without cause only upon the affirmative vote of the holders of at least 75% of the shares entitled to vote.

The foregoing description of our board of directors does not apply with respect to directors that may be elected by the holders of the Series A preferred stock in the event we do not pay dividends on the Series A preferred stock for an aggregate of six quarterly periods or more, whether or not consecutive. See “—Description of Preferred Stock—Voting Rights.”

Special Meetings of Shareholders. Our articles of incorporation provide that special meetings of shareholders may only be called by the chairman of the board, the President, or a Vice President or by a majority of the board of directors, or upon written application by the holders of not less than 25% of the shares entitled to vote on any issue proposed to be considered at such meeting.

Action by Shareholders Without A Meeting. The Maine Business Corporation Act provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only if consents in writing setting forth the action are signed by all of the shareholders entitled to vote.

Business Combinations With Certain Persons. Section 1109 of the Maine Business Corporation Act generally provides that a Maine corporation which has a class of voting stock registered or traded on a national securities exchange or under the Exchange Act, such as Northeast, may not engage in any business combination for five years following an interested shareholder’s stock acquisition date unless the business combination is (i) approved by the corporation’s board of directors prior to that interested shareholder’s stock acquisition date or (ii) approved, subsequent to that interested shareholder’s stock acquisition date, by the board of directors of the Maine corporation and authorized by the holders of a majority of the outstanding voting stock of the corporation not beneficially owned by that interested shareholder or any affiliate or associate thereof or by persons who are either directors or officers and also employees of the corporation. An interested shareholder is defined to include any person, firm or entity that is directly or indirectly the beneficial owner of 25% or more of the outstanding voting stock of the corporation, other than by reason of a revocable proxy given in response to a proxy solicitation conducted in accordance with the Exchange Act which is not then reportable on a Schedule 13D under the Exchange Act, and stock acquisition date is defined to mean the date that any person, firm or entity first becomes an interested shareholder of that corporation.

Amendment of Articles of Incorporation and By-laws. Our articles of incorporation generally may be amended only upon approval of the holders of two-thirds of the outstanding shares of our voting common stock.

Our by-laws may be amended by the affirmative vote of a majority of the entire board of directors, subject to repeal, change or adoption of any contravening or inconsistent provision only by vote of the holders of at least two-thirds of all the shares entitled to vote.

Advance Notice Provisions. Our by-laws provide that we must receive written notice of any shareholder proposal for business or shareholder director nomination for an annual meeting of shareholders not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If the date of the current year annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, we must receive written notice of the proposal no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Registration Rights

In connection with the merger of FHB with and into Northeast, Northeast agreed to certain obligations to register shares of its voting and non-voting common stock issued to former members of FHB at the closing of the merger. These shares are referred to as registrable shares. The holders of these registrable shares possess registration rights pursuant to the terms of a schedule to the merger agreement entered into by us and FHB on March 30, 2010, and are described in additional detail below.

Resale Registration Rights. At any time after September 29, 2011, a holder or holders of not less than 5% of registrable shares have the right to request in writing, on no more than three occasions in the aggregate, that we file a registration statement within 30 days of such request. We are required to use commercially reasonable efforts to have the registration statement declared effective under the Securities Act as expeditiously as practicable, but in no event later than (i) 15 days following the date when the registration statement is filed (if the SEC does not elect to review the registration statement) and (ii) 60 days following the date when the registration statement is filed (in the event that the SEC elects to review the registration statement). We are also required to make commercially reasonable efforts to maintain the effectiveness of the registration statement, including by filing any necessary post-effective amendments and prospectus supplements, or, alternatively, by filing new registration statements relating to the registrable shares as required by Rule 415 under the Securities Act, continuously until the earlier of (i) the date two years following the date on which the registration statement is declared effective or (ii) the date when all registrable shares have been disposed of by the FHB members that received registrable shares in the merger.

Underwritten Offering Rights. At any time after September 29, 2011, at the written request of a holder or holders of registrable shares to sell in an underwritten public offering a number of registrable shares (i) with an aggregate fair market value of not less than $5,000,000 as of the date of the request or (ii) equal to 25% of the registrable shares, we shall file, as soon as practicable after the date of each such request, a registration statement or a supplement, post-effective amendment or Form 8-K incorporated by reference to a registration statement, in each case covering all or a portion of such registrable shares, for the purpose of effecting an underwritten public offering of such registrable shares. Holders of registrable shares have the right to demand an underwritten public offering on no more than three occasions in the aggregate. We are required to use commercially reasonable efforts to have the registration statement or supplement, post-effective amendment or Form 8-K incorporated by reference to a registration statement, declared effective under the Securities Act, if necessary, as expeditiously as possible. The managing underwriter of any such underwritten public offering will have the right to limit the number of securities that may be registered as a result of market conditions. Our obligation to register the registrable shares as described herein are subject to customary blackout and suspension procedures and indemnification obligations.

Piggyback Registration Rights. If we register any of our common stock in an underwritten public offering, the holders of registrable shares will have the right to include their shares in the registration statement, subject to certain exceptions and limitations. The selling shareholder has decided to exercise its right to include its shares in the registration statement of which this prospectus is a part.

Registration Expenses. We will pay all expenses incurred in connection with each of the registrations described above, except for the legal fees and expenses of counsel to any holder of registrable securities in connection with the exercise by such holder of its rights described above under “—Underwritten Offering Rights” and “—Piggyback Registration Rights,” and underwriting commissions and discounts. We have agreed to pay the legal fees and expenses of the selling shareholder in connection with this offering.

Expiration of Registration Rights. Registrable shares shall cease to be registrable shares at such time as they may be sold without registration under the Securities Act or compliance with any restrictions or limitations, including without limitation restrictions as to volume or manner of sales or public information requirements, under Rule 144.

SHARES ELIGIBLE FOR FUTURE SALE

As described below, a portion of our shares of common stock will not be available for sale immediately after this offering due to contractual and legal restrictions on resale. As a result of the lock-up agreements described below and subject to the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

—	on the date of this prospectus, [ • ] of these restricted securities will be available for sale in the public market under Rule 144;

—	91 days after the date of this prospectus, an additional [ • ] shares held by certain principal shareholders will be available for sale in the public market under Rule 144; and

—	181 days after the date of this prospectus, an additional [ • ] shares will be available for sale in the public market under Rule 144.

Sales of Restricted Shares

As of March 7, 2012, we had 3,312,173 shares of voting common stock outstanding and 195,351 shares of non-voting common stock outstanding. On December 29, 2010, 1,903,748 shares of voting common stock and 195,351 shares of non-voting common stock were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, which is discussed below. As of March 7, 2012, we had outstanding stock options held by employees for the purchase of an aggregate of 796,049 shares of common stock, of which 54,175 options are vested. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144.

Our officers, directors and certain principal shareholders are subject to lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 90 or 180 days, as applicable, after the date of this prospectus, which is subject to extension in some circumstances.

Rule 144

Rule 144 allows persons whose shares are subject to transfer restrictions, either because the person is an affiliate or because the shares have never been registered, to transfer the shares if they comply with the Rule’s requirements. In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. As of the date of this prospectus, we believe that all of the shares of our common stock that are restricted stock within the meaning of Rule 144 have been held for at least one year.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below a number of shares that does not exceed the greater of:

—	1% of the number of shares of common stock then outstanding, which will equal approximately [ • ] shares immediately after this offering, or

—	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements and Market Stand-off Provisions

Our officers, directors and certain principal shareholders have agreed with the underwriter not to dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock for specified periods of time after the date of this prospectus, except with the prior written consent of the underwriter. Under the terms of their lock-up agreements with the underwriters, certain principal shareholders are eligible to sell our common stock on or after the date that is 91 days after the date of this prospectus. Our officers and directors are eligible to sell our common stock on or after the date that is 181 days after the date of this prospectus. The underwriter may, in its sole discretion, at any time, release all or any portion of the shares from these restrictions.

In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain customary exceptions.

See “Underwriting” for a more complete description of the lock-up agreements our officers, directors and certain principal shareholders have entered into with the underwriter.

Registration Rights

Certain of our shareholders are entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable, immediately upon the effectiveness of the registration, without complying with the Rule 144 conditions summarized above. See “Description of Capital Stock—Registration Rights” for additional information.

UNDERWRITING

We and the selling shareholder are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. or “Sandler,” is acting as sole underwriter. We and the selling shareholder will enter into an underwriting agreement with Sandler with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler has agreed to purchase from us [    •    ] shares of common stock, and from the selling shareholder [    •    ] shares of common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

—	the representations and warranties made by us and the selling shareholder are true and agreements have been performed;

—	there is no material adverse change in the financial markets or in our business; and

—	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of [    •    ] additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[    •    ] per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $[    •    ] per share on sales to other brokers and dealers. After the public offering of the shares of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholder will pay to the underwriter and the proceeds we and the selling shareholder will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over- Allotment Exercise	Total With Over- Allotment Exercise

Public offering price	$	$	$
Underwriting discounts and commissions payable by us
Proceeds to us (before expenses)
Proceeds to the selling shareholder

In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether the offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses; provided, however, that we shall not be obligated to reimburse the underwriter for (i) fees and expenses incurred by the underwriter’s counsel in excess of $100,000, or (ii) any non-legal expenses in excess of $50,000. If the offering is completed and closes, the expenses paid pursuant to the previous sentence will be credited to the underwriting discounts and commissions payable to the underwriter. We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $[    •    ], and are payable by us.

Indemnity

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities. We have also agreed to indemnify the selling shareholder, and persons who control the selling shareholder, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, during the period beginning on and including the date of this prospectus and continuing through and including the date that is 180 days after the date of this prospectus, without the prior written consent of Sandler, we will not file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any shares of our common stock or any of our other securities that are substantially similar to our common stock, or any of our securities that are convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing.

Certain of our principal shareholders have agreed for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler. These restrictions are expressly agreed to preclude the principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraphs will not apply with respect to (1) the issuance by us of common stock to Sandler pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option and other equity compensation plans, as those plans are in effect on the date of this prospectus; (3) the issuance by us of shares of our common stock upon the exercise of stock options and warrants that are outstanding on the date of this prospectus, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option and other equity compensation plans referred to in clause (2) of this sentence, as those plans are in effect on the date of this prospectus; (4) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; or (5) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

Sandler may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Stabilization

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

—

Stabilizing transactions permit bids to purchase shares of voting common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in to prevent or slow down a decline in the market price of the voting common stock while the offering is in progress.

—

Over-allotment transactions involve sales by the underwriter of shares of voting common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of voting common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

—

Syndicate covering transactions involve purchases of shares of voting common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

—

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the voting common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our voting common stock or preventing or retarding a decline in the market price of our voting common stock. As a result, the price of our voting common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our voting common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Our Relationship with the Underwriter

Sandler, and some of its affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

The legality of the issuance of the securities to be offered by this prospectus will be the subject of an opinion of our legal counsel, Pierce Atwood LLP. Certain legal matters relating to the sale of the securities to be offered by this prospectus will be passed upon for the underwriter by Nutter McClennen & Fish LLP.

EXPERTS

Our consolidated financial statements as of June 30, 2011 (Successor Company) and 2010 (Predecessor Company), and for the period from December 29, 2010 through June 30, 2011 (Successor Company), the period from July 1, 2010 through December 28, 2010 (Predecessor Company) and each of the years in the two-year period ended June 30, 2010 (Predecessor Company), included in our Annual Report on Form 10-K for the year ended June 30, 2011, as amended, have been incorporated by reference into this prospectus in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, incorporated by reference into this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference into this prospectus. You should carefully read and consider all of these documents before making an investment decision:

—

Annual Report on Form 10-K for the fiscal year ended June 30, 2011, as amended (including the portions of our definitive proxy statement on Schedule 14A filed on October 24, 2011 and incorporated by reference into that Form 10-K);

—	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2011 and December 31, 2011;

—	Current Reports on Form 8-K filed on September 2, 2011, November 15, 2011 and November 23, 2011; and

—	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since June 30, 2011.

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or a document subsequently filed and incorporated by reference into this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide these reports upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to the Corporate Clerk, Northeast Bancorp, 500 Canal Street, Lewiston, Maine 04240, telephone number (207) 786-3245. Our SEC filings are also available to the public in the “Investor Relations” section of our website, www.northeastbank.com. The information on our website is not a part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

Up to      Shares of Voting Common Stock Up to 1,339,755 Shares of Non-Voting Common Stock

PROSPECTUS

[    •    ], 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares pursuant to this registration statement:

SEC Filing Fee	$	6,829
Registrant’s Counsel Fees and Expenses		300,000
Registrant’s Accounting Fees and Expenses		200,000
Underwriter’s Legal Fees and Expenses		125,000
Printing and EDGAR		10,000
FINRA Filing Fee		6,459
Other		2,000

TOTAL	$	450,288

Item 14. Indemnification of Directors and Officers

Under our by-laws, we shall indemnify any director or officer against all expenses and liabilities incurred or paid by or on behalf of such director or officer in connection with any proceeding, or any claim, issue or matter in such proceeding (other than an action by or in the right of Northeast), which such director or officer is, or is threatened to be made, a defendant or respondent to or in by reason of such director or officer’s service as our officer or director or as a director, partner, trustee, officer, employee or agent of any other entity if serving at our request (“corporate status”) (i) if such director or officer acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of Northeast or, in all other cases, that such person’s conduct was not opposed to the best interests of Northeast and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, or (ii) if the person engaged in conduct for which broader indemnification has been made permissible or obligatory under our articles of incorporation. The conduct of a director or officer with respect to an employee benefit plan for a purpose that the director or officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. We shall not, however, (i) indemnify any director or officer with respect to any liability for conduct for which such director or officer was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in such director or officer’s official capacity or (ii) indemnify any officer with respect to any liability for which such officer was adjudged liable on the basis that such officer intentionally inflicted harm on Northeast or Northeast’s shareholders or intentionally violated criminal law.

In addition, we shall indemnify any director or officer with respect to any proceeding or any claim, issue or matter in such proceeding, by or in the right of Northeast, against expenses (including attorneys’ fees) incurred by such person, provided (i) that the person acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of Northeast or, in all other cases, that such person’s conduct was not opposed to the best interests of Northeast or (ii) that the person engaged in conduct for which broader indemnification has been made permissible or obligatory under our articles of incorporation. The conduct of a director or officer with respect to an employee benefit plan for a purpose that the director or officer reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. We shall not, however, indemnify any person with respect to any claim, issue or matter as to which that person is finally adjudged by a court of competent jurisdiction to have not satisfied the standard of conduct in the preceding sentence, unless otherwise so ordered by a court of competent jurisdiction.

Under our by-laws, we may, at the discretion of our board of directors, indemnify any non-officer employee with respect to any proceeding, or any claim, issue or matter in such proceeding, which such non-officer employee is, or is threatened to be made a defendant or respondent to or in by reason of such non-officer employee’s service as our employee or as a director, partner, trustee, officer, employee or agent of any other entity if serving at our request, provided (i) that the person acted in good faith and in a manner reasonably believed, in the case of conduct in such person’s official capacity, to be in the best interests of Northeast or, in all other cases, that such person’s conduct was not opposed to the best interests of Northeast and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful or (ii) that the person engaged in conduct for which broader indemnification has been made permissible or obligatory under our articles of incorporation. The conduct of a non-officer employee with respect to an employee benefit plan for a purpose that the non-officer employee reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies clause (i) of the proceeding sentence. We shall not, however, (i) indemnify any non-officer employee with respect to any liability for conduct for which such non-officer employee was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in such non-officer employee’s official capacity or (ii) indemnify any non-officer employee with respect to any liability for which such non-officer employee was adjudged liable on the basis that such person intentionally inflicted harm on Northeast or Northeast’s shareholders or intentionally violated criminal law.

Our by-laws provide that any indemnification shall be made by us only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he or she has met the applicable standard of conduct described above, as determined (i) if there are two or more disinterested directors, by a majority vote of the disinterested directors, a majority of whom for this purpose constitutes a quorum, (ii) if there are two or more disinterested directors, by a majority of a committee comprised of two or more disinterested directors, such committee having been designated by a majority vote of the disinterested directors, (iii) if there are two or more disinterested directors and a majority of disinterested directors so directs in accordance with clause (i) or (ii) above, by independent legal counsel in a written opinion, (iv) if there are fewer than two disinterested directors and a majority of the board of directors so directs, by independent legal counsel in a written opinion, or (v) by our shareholders (provided that shares owned or voted under the control of a director who is not a disinterested director may not be voted on such action).

Our by-laws provide that we shall advance all expenses incurred by or on behalf of any director in connection with any proceeding in which such director is involved by reason of such director’s corporate status within 30 days after the receipt by us of a written statement from such director requesting such advance, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by such director and shall be preceded or accompanied by (i) a written affirmation of such director’s good faith belief that he or she has met the relevant standard of conduct or that such proceeding involves conduct for which liability has been eliminated under our articles of incorporation and (ii) an undertaking by or on behalf of such director to repay any expenses so advanced if it shall ultimately be determined that such director is not entitled to be indemnified against such expenses.

Our by-laws also provide that we may, at the discretion of our board of directors, advance any or all expenses incurred by or on behalf of any officer or any non-officer employee in connection with any proceeding in which such person is involved by reason of his or her corporate status as an officer or non-officer employee upon the receipt by us of a statement from such officer or non-officer employee requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement shall reasonably evidence the expenses incurred by such officer or non-officer employee and shall be preceded or accompanied by (i) a written affirmation of such officer’s or non-officer employee’s good faith belief that he or she has met the relevant standard of conduct and (ii) an undertaking by or on behalf of such person to repay any expenses so advanced if it shall ultimately be determined that such officer or non-officer employee is not entitled to be indemnified against such expenses.

Under our articles of incorporation, we shall, to the fullest extent permitted by law, indemnify each person who is or was our director for any liability under Maine law to any person for an action taken or a failure to take an action as a director, except liability for the receipt of a financial benefit to which the director is not entitled, an intentional infliction of harm on Northeast or Northeast’s shareholders, a violation of the prohibition on unlawful distributions under Maine law, or an intentional violation of criminal law. We provide officers’ and directors’ liability insurance for our officers and directors.

Item 15. Recent Sales of Unregistered Securities

Reference is made to the disclosure set forth under Item 3.02 of our quarterly report on Form 10-Q for the quarter ended December 31, 2011, which disclosure is incorporated by reference herein.

Item 16. Exhibits and Financial Statement Schedules

1.1*	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger, dated as of March 30, 2010, by and between Northeast Bancorp and FHB Formation LLC (incorporated by reference to Exhibit 2.1 of Northeast Bancorp’s Form 8-K filed with Securities and Exchange Commission on March 31, 2010.

3.1	Amended and Restated Articles of Incorporation of Northeast Bancorp (incorporated by reference to Exhibit 3.1 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011)

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Northeast Bancorp (incorporated by reference to Exhibit 3.1 of Northeast Bancorp’s Current Report on Form 8-K filed on March 22, 2011).

3.2	Amended and Restated Bylaws of Northeast Bancorp (incorporated by reference to Exhibit 3.2 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011)

4.1	Registration Rights Schedule to the Agreement and Plan of Merger, dated as of March 30, 2010, by and between Northeast Bancorp and FHB Formation LLC (incorporated by reference to Exhibit 4.1 of Northeast Bancorp’s Annual Report on Form 10-K/A filed on March 19, 2012)

5.1*	Opinion of Pierce Atwood LLP.

10.1+	Form of Indemnification Agreement, dated as of December 29, 2010, by and between Northeast Bancorp and each of the members of the Board (incorporated by reference to Exhibit 10.1 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.2+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.2 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.3+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.3 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.4+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.4 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.5+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.5 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.6+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.6 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.7+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.7 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.8+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.9 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.9+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.8 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.10+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.10 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.11+	Non-Qualified Stock Option Agreement, dated December 30, 2010, by and between Northeast Bancorp and Robert Glauber (incorporated by reference to Exhibit 10.11 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.12+	Time-Based Stock Appreciation Rights Agreement, dated December 29, 2010, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.12 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.13+	Performance-Based Stock Appreciation Rights Agreement, dated December 29, 2010, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.13 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.14+	Restricted Stock Award Agreement, dated December 29, 2010, by and between Northeast Bancorp and James Delamater (incorporated by reference to Exhibit 10.l4 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.15+	Form of Non-Qualified Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and each of Pender Lazenby, Robert Johnson and Marcel Blais (incorporated by reference to Exhibit 10.15 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.16+	Amended and Restated Performance-Based Stock Appreciation Rights Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.1 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

10.17+	Non-Qualified Time-Based Stock Option Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.2 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

10.18+	Non-Qualified Performance-Based Stock Option Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.3 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

21	Subsidiaries of Northeast Bancorp (incorporated by reference to Northeast Bancorp’s Annual Report on Form 10-K filed on October 24, 2011)

23.1*	Consent of Shatswell, MacLeod & Company, P.C.

23.2*	Consent of Pierce Atwood LLP (included in Exhibit 5.1)

24**	Power of Attorney.

*	Filed herewith.

**	Previously filed.

+	Management contract or compensatory plan or agreement

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, the Commonwealth of Massachusetts, on the 12th day of April, 2012.

NORTHEAST BANCORP

By:	/s/ Richard Wayne
Richard Wayne
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ Richard Wayne Richard Wayne	Chief Executive Officer and Director (Principal Executive Officer)	April 12, 2012

/s/ Claire Bean Claire Bean	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	April 12, 2012

* Robert Glauber	Chairman of the Board	April 12, 2012

* Matthew Botein	Director	April 12, 2012

* Cheryl Dorsey	Director	April 12, 2012

* Peter McClean	Director	April 12, 2012

* John C. Orestis	Director	April 12, 2012

* Adam Shapiro	Director	April 12, 2012

* David Tanner	Director	April 12, 2012

* Judith E. Wallingford	Director	April 12, 2012

* By:	/s/ Richard Wayne
Richard Wayne Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger, dated as of March 30, 2010, by and between Northeast Bancorp and FHB Formation LLC (incorporated by reference to Exhibit 2.1 of Northeast Bancorp’s Form 8-K filed with Securities and Exchange Commission on March 31, 2010.

3.1	Amended and Restated Articles of Incorporation of Northeast Bancorp (incorporated by reference to Exhibit 3.1 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011)

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Northeast Bancorp (incorporated by reference to Exhibit 3.1 of Northeast Bancorp’s Current Report on Form 8-K filed on March 22, 2011).

3.2	Amended and Restated Bylaws of Northeast Bancorp (incorporated by reference to Exhibit 3.2 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011)

4.1	Registration Rights Schedule to the Agreement and Plan of Merger, dated as of March 30, 2010, by and between Northeast Bancorp and FHB Formation LLC (incorporated by reference to Exhibit 4.1 of Northeast Bancorp’s Annual Report on Form 10-K/A filed on March 19, 2012)

5.1*	Opinion of Pierce Atwood LLP.

10.1+	Form of Indemnification Agreement, dated as of December 29, 2010, by and between Northeast Bancorp and each of the members of the Board (incorporated by reference to Exhibit 10.1 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.2+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.2 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.3+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.3 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.4+	Employment Agreement, dated December 30, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.4 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.5+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.5 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.6+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Richard Wayne (incorporated by reference to Exhibit 10.6 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.7+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.7 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.8+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Claire Bean (incorporated by reference to Exhibit 10.9 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.9+	Non-Qualified Time-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.8 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

Exhibit No.	Description of Exhibit

10.10+	Non-Qualified Performance-Based Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and Heather Campion (incorporated by reference to Exhibit 10.10 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.11+	Non-Qualified Stock Option Agreement, dated December 30, 2010, by and between Northeast Bancorp and Robert Glauber (incorporated by reference to Exhibit 10.11 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.12+	Time-Based Stock Appreciation Rights Agreement, dated December 29, 2010, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.12 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.13+	Performance-Based Stock Appreciation Rights Agreement, dated December 29, 2010, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.13 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.14+	Restricted Stock Award Agreement, dated December 29, 2010, by and between Northeast Bancorp and James Delamater (incorporated by reference to Exhibit 10.l4 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.15+	Form of Non-Qualified Stock Option Agreement, dated December 29, 2010, by and between Northeast Bancorp and each of Pender Lazenby, Robert Johnson and Marcel Blais (incorporated by reference to Exhibit 10.15 of Northeast Bancorp’s Current Report on Form 8-K filed on January 5, 2011).

10.16+	Amended and Restated Performance-Based Stock Appreciation Rights Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.1 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

10.17+	Non-Qualified Time-Based Stock Option Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.2 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

10.18+	Non-Qualified Performance-Based Stock Option Agreement, dated March 24, 2011, by and between Northeast Bancorp and Matthew Botein (incorporated by reference to Exhibit 10.3 of Northeast Bancorp’s Current Report on Form 8-K filed on March 30, 2011).

21	Subsidiaries of Northeast Bancorp (incorporated by reference to Northeast Bancorp’s Annual Report on Form 10-K filed on October 24, 2011).

23.1*	Consent of Shatswell, MacLeod & Company, P.C.

23.2*	Consent of Pierce Atwood LLP (included in Exhibit 5.1).

24**	Power of Attorney.

*	Filed herewith.

**	Previously filed.

+	Management contract or compensatory plan or agreement.